MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS
THIRD QUARTER ENDED SEPTEMBER 30, 2020
The following Management’s Discussion and Analysis (“MD&A”) of IAMGOLD Corporation (“IAMGOLD” or the “Company”), dated November 4, 2020, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes ("consolidated interim financial statements") thereto as at and for the three and nine months ended September 30, 2020. This MD&A should be read in conjunction with IAMGOLD's audited annual consolidated financial statements and related notes for December 31, 2019 and the related MD&A included in the 2019 annual report. All figures in this MD&A are in U.S. dollars and tabular dollar amounts are in millions, unless stated otherwise. Additional information on IAMGOLD can be found at www.sedar.com or www.sec.gov.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, including statements in respect of the prospects of the Company’s projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this MD&A. For example, forward-looking statements contained in this MD&A are found under, but are not limited to being included under, the headings "Upcoming Growth Catalysts", “Outlook”, "Market Trends", “Quarterly Updates” and "Exploration", and include, without limitation, statements with respect to: the Company’s guidance for production, cost of sales, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, capital expenditures, operations outlook, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to, the use of the words “may”, “will”, “should”, “continue”, “expect”, "budget", "forecast", “anticipate”, “estimate”, “believe”, “intend”, “plan”, "schedule", “guidance”, “outlook”, “potential”, "transformational", "best-in-class", "top-tier", “seek”, “targets”, "suspended", "superior return(s)", "superior shareholder return(s)", "cover", “strategy”, "superior" or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and, as such, undue reliance must not be placed on them. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements. Forward-looking statements are in no way guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be successful which could lead to a strike or work stoppage in the future, and any such strike or work stoppage could have a material adverse effect on the Company's earnings and financial condition; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; illegal mining; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; the ability to deliver gold as required under forward gold sale arrangements; the rights of counterparties to terminate forward gold sale arrangements in certain circumstances, the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a forward gold sale arrangement, such as the collar entered into in conjunction with the gold sold forward in January of 2019; the potential direct or indirect operational impacts resulting from infectious diseases or pandemics, such as the COVID-19 outbreak; and the risks involved in the exploration, development and mining business. The Company is also subject to litigation and legal and political risks. Risks and unknowns inherent in IAMGOLD's operations and projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs, and the future price of gold. Exploration and development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the continued development or operation of a project.
For a comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, operating performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, operating performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed with Canadian securities regulatory authorities, at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission, at www.sec.gov/edgar.shtml. The risks described in the AIF (filed and viewable on www.sedar.com and www.sec.gov/edgar.shtml, and available upon request from the Company) are hereby incorporated by reference into this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

ABOUT IAMGOLD

IAMGOLD is a mid-tier mining company with three gold mines on three continents, including the Essakane mine in Burkina Faso, the Rosebel mine in Suriname, and the Westwood mine in Canada. A solid base of strategic assets is complemented by the Côté Gold development project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in West Africa and the Americas. On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co. Ltd., announced the decision to proceed with the construction of the Côté Gold Project. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices and employs approximately 5,000 people. IAMGOLD (www.iamgold.com) is listed on the Toronto Stock Exchange (trading symbol “IMG”) and the New York Stock Exchange (trading symbol “IAG”).
IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of the companies on the JSI index1.
THIRD QUARTER 2020 HIGHLIGHTS

OPERATING PERFORMANCE
•Attributable gold production from continuing operations was 159,000 ounces, down 15,000 ounces from the same prior year period, and up 4,000 ounces from the second quarter 2020.
•Attributable gold sales from continuing operations were 162,000 ounces, down 9,000 ounces from the same prior year period, and up 9,000 ounces from the second quarter 2020.
•Cost of sales2 from continuing operations was $1,098 per ounce, up 11% from the same prior year period, and up 7% from the second quarter 2020.
•All-in sustaining costs3 from continuing operations were $1,206 per ounce, up 6% from the same prior year period, and up 1% from the second quarter 2020.
•Total cash costs3 from continuing operations were $1,006 per ounce, up 12% from the same prior year period, and up 8% from the second quarter 2020.
•Gold margin3 from continuing operations was $902 per ounce, up $320 per ounce from the same prior year period, and up $113 per ounce from the second quarter 2020.
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1Jantzi Social Index (“JSI”). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
3This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Consists of Essakane, Rosebel and Westwood on an attributable basis.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

FINANCIAL RESULTS
•Revenues were $335.1 million, up $60.7 million from the same prior year period, and up $50.5 million from the second quarter 2020, reflecting an average realized gold price of $1,908 per ounce.
•Gross profit was $78.1 million, up $55.3 million from the same prior year period, and up $21.8 million from the second quarter 2020.
•Net loss from continuing operations attributable to equity holders was $11.6 million, or $0.02 per share, compared to net loss from continuing operations of $10.2 million, or $0.02 per share in the same prior year period, and compared to net income from continuing operations of $25.5 million, or $0.05 per share in the second quarter 2020.
•Adjusted net earnings from continuing operations attributable to equity holders1 was $52.1 million, or $0.11 per share1, compared to adjusted net loss from continuing operations1 of $7.2 million, or $0.02 per share1 in the same prior year period, and compared to adjusted net earnings from continuing operations1 of $20.1 million, or $0.04 per share1 in the second quarter 2020.
•Net cash from operating activities was $105.1 million, up $53.3 million from the same prior year period, and up $32.7 million from the second quarter 2020.
•Net cash from operating activities before changes in working capital1 was $108.4 million, up $43.0 million from the same prior year period, and up $29.4 million from the second quarter 2020.
•Mine-site free cash flow1 was $80.0 million, up $56.8 million from the same prior year period, and up $27.0 million from the second quarter 2020.
•Cash, cash equivalents, short-term investments and restricted cash totaled $928.0 million at September 30, 2020. Cash and cash equivalents were $890.6 million, short-term investments were $6.6 million and restricted cash was $30.8 million. $498.3 million was available under the credit facility.
GLOBAL COVID-19 CRISIS
•The global COVID-19 crisis continues to evolve including the continuing imposition of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing. The Company has been closely monitoring and taking necessary measures to manage the impact of the COVID-19 crisis on its operations, development projects and exploration activities. The Company is managing the financial and operational challenges of COVID-19 while rapidly addressing the needs of its employees and the communities where the Company operates. The Company continues to work closely with local and national governments and communities on limiting the impact of the COVID-19 crisis on its people and business, and supporting the local efforts to manage the crisis.
•The Company has taken extensive steps, across its operations and offices, to protect the health and safety of employees, contractors and local communities in response to the COVID-19 crisis. These steps included: implementation of sanitary measures recommended by Health Authorities and COVID-19 prevention protocols. The protocols address risk controls, including: restricting site access to employees, contractors and incoming supplies; screening processes (introduction of Antigen test kits and the use of thermal cameras to check temperatures before entering the site); physical distancing; the use of personal protective equipment; arranging additional transportation buses and increasing on-site medical personnel. Along with these measures, 200 beds were added at Essakane and a project to add 300 beds at Rosebel is in development and planned to be completed in the first quarter 2021.
•Additional measures included reconfiguration of site facilities to accommodate physical distancing rules, setting up of a field hospital, 24/7 ambulance service and air evacuation plans for emergency situations at the Essakane mine site. As well, detailed safety procedures were developed, communication channels were created for questions and concerns, and regular inspections were conducted by internal site health professionals and by the local health authorities to ensure these measures were appropriately implemented and consistently followed.
•Given the surge of COVID-19 infections in the region, a number of personnel at the Rosebel Gold Mine operations in Suriname were diagnosed with COVID-19. In conjunction with the Surinamese Health Authorities, Rosebel implemented all required preventive measures, including the disinfecting of sleeping quarters and work areas. The beginning of the quarter showed a steeper curve of new cases as the measures were being implemented. These measures were proven to be effective with a flat curve of new cases through the remainder of the third quarter. Strict protocols ensured that personnel exhibiting flu like symptoms were immediately isolated and tested. Positive cases were managed by the Health Authorities, and isolated in governmental quarantine locations in Paramaribo. By the end of the third quarter 2020, 98% of affected personnel had recovered.
•In line with the Company wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Côté Gold Project which include screening of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible.

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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

STRATEGIC DEVELOPMENTS
The Company's transformational strategy centres on delivering the lower cost Côté Gold Project, de-risking the Boto Gold Project, optimizing its current operations and continuing to invest in its pipeline of brownfield and greenfield exploration. Together with the Company's financial strategy of maintaining a strong balance sheet, opportunistically securing favourable hedges on cost inputs and protective hedges on a portion of gold production during Côté construction, management believes the Company is positioned to deliver on its goal of superior returns to shareholders.
Financial
•On September 8, 2020, the Company issued a notice to redeem its 7% Senior Notes due 2025 for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date.
•On September 23, 2020, the Company announced that it had completed its private offering of $450 million aggregate principal amount of 5.75% Senior Notes ("Notes") due 2028. The Company used the net proceeds from the offering of the Notes to fund the redemption of all of its outstanding 7% Senior Notes due 2025 and for general corporate purposes.
•The redemption of the 7% Senior Notes and issuance of the 5.75% Senior Notes will result in lower interest expense over an extended term. The redemption also resulted in a cash loss of $21.3 million that is expected to be offset by lower interest expense over the remaining term of the 7% Notes.
•During the third quarter 2020, the Company implemented a gold hedging strategy to mitigate gold price exposure and to further de-risk the balance sheet during the Côté Gold Project construction period. The Company intends, under appropriate conditions, to hedge 15% to 20% of total production between 2021 and mid-2023 through a combination of options and/or collars (see news release dated July 21, 2020). During the quarter, the Company executed gold bullion collar option contracts with strike prices of $1,800 to $3,000 per ounce on 114,000 ounces for 2021 and 18,000 ounces for 2022, for which premiums of $5.3 million were paid.
•Subsequent to the end of the third quarter 2020, the Company added to its gold hedge position for 2021 with a zero cost collar with strike prices of $1,600 to $2,505 per ounce on 28,000 ounces as well as a collar with strike prices of $1,700 to $2,800 per ounce on 50,040 ounces, for which a premium of $1.3 million was paid.
•During the third quarter 2020, the Company executed zero cost collar option contracts based on the West Texas Intermediate ("WTI") benchmark, in the range of $33.80 to $50.00 per barrel, from January 2021 to July 2023 to hedge attributable fuel consumption related to the Côté Gold Project. These contracts represent approximately 90% of anticipated attributable fuel consumption during construction. The Company also hedged C$65 million of the Project’s Canadian dollar exposure at an average forward contract rate of $1.3604 from April 2023 to July 2023. These contracts represent approximately 6% of the attributable Canadian dollar capital expenditures on the Project.
•Following the new bond issuance, both Moody’s and S&P re-affirmed their ratings of B1 and B+, respectively, for the Company.
•In a recent ESG assessment, Moody’s affiliate Vigeo Eiris ranked the Company 4th out of 45 sector peers,with notable strengths in community involvement, environmental strategy, health & safety and governance.
•The Company lowered its 2020 total attributable gold production guidance to the range of 630,000 to 680,000 ounces due to the suspension of operations at Westwood resulting from a seismic event subsequent to the quarter.
•The Company revised upwards its 2020 cost of sales1 per ounce sold and total cash costs2 per ounce produced guidance to the range of $1,045 to $1,075 and $980 to $1,010, respectively, to reflect higher costs incurred from processing lower grade stockpiles to compensate for lower levels of production as a result of the COVID-19 crisis.
•The Company revised upwards its 2020 all-in sustaining costs2 per ounce sold guidance to the range of $1,240 to $1,270 to reflect higher operating costs incurred to date, lower production at Westwood and higher royalties.
•The Company maintained its 2020 depreciation expense guidance range of $245 million to $255 million.
•The Company maintained its cash taxes guidance range of $30 million to $45 million.
•The Company reduced its 2020 capital expenditures guidance by $25 million to $315 million (±5%) primarily due to the timing of expenditures on the Côté Gold and Boto Gold Projects and lower expected capital expenditures at Westwood.
•The Company has withdrawn its 2021 production guidance and expects to provide its regular annual guidance in early 2021.
Exploration
•On August 11, 2020, the Company reported additional assay results from its 2020 diamond drilling program at the Nelligan Gold Project in Canada. Drilling highlights included: 39.1 metres grading 2.14 g/t Au, 34.5 metres grading 1.85 g/t Au, and 5.1 metres grading 2.81 g/t Au.
•On August 13, 2020, the Company reported assay results from its 2020 drilling program at the Monster Lake Project in Canada. Drilling highlights included: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au.

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1Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

•On August 20, 2020, the Company reported additional assay results from its 2020 diamond drilling program at the Rouyn Gold Project in Canada. Drilling highlights included: 4.1 metres grading 10.4 g/t Au, 8.9 metres grading 4.3 g/t Au, and 7.4 metres grading 8.3 g/t Au.
Development and Operations
•On July 21, 2020, the Company, together with joint venture partner Sumitomo Metal Mining Co., Ltd. (“SMM”) announced the decision to proceed with the construction of the Côté Gold Project. During the third quarter 2020, Early Works activities were ongoing, including for the camp pad, fish salvage, site access roads and aggregate production. The permit to take water was received on August 21, 2020 as well as an Environmental Compliance Approval for dewatering the tailings management facility (“TMF”) ponds in time to begin the TMF fish salvage activities. Project engineering is approximately 66% complete.
•On August 5, 2020, the Company filed a National Instrument ("NI") 43-101 Technical Report for its Westwood mine, confirming the details of a safe and profitable operation and re-affirmed long-term production guidance originally disclosed in December 2019. The NI 43-101 Technical Report incorporated modified mining methods, operational practices and revised productivity assumptions. In this context, total attributable reserves decreased by 48% to 0.618 million ounces (2.698 million tonnes grading 7.1 g/t Au), with the balance of reserve ounces being reclassified to resource ounces. While overall mineral resources have remained largely unchanged at 4.764 million tonnes grading 10.2 g/t Au for a total of 1.557 million ounces in measured and indicated resources, mineral reserves were impacted primarily by more conservative geotechnical assumptions related to specific zones located in higher seismic risk areas. As is typical for underground operations, and supported by reasonable assumptions in-line with historical operating experience, the Company continues to work on converting its significant underground mineral resources to mineral reserves over time.
•The Rosebel mine in Suriname resumed operations on July 24, 2020 after a work stoppage initiated by the Rosebel Union on June 12, 2020 (see news releases dated June 16, 2020 and July 24, 2020).
Organizational Changes
•On August 5, 2020, the Company announced the retirement of Carol Banducci, EVP and CFO, effective March 31, 2021 and the retirement of Jeffery Snow, General Counsel and SVP Business Development, effective August 31, 2020. The Company's succession program is in progress.
Subsequent to the Quarter
•On November 2, 2020, the Company reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. The Company is expected to restart milling operations in the next few days to process stockpile and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.
UPCOMING GROWTH CATALYSTS
•Over the fourth quarter 2020, the Company expects to obtain further key permits for construction work at the Côté Gold Project and advance Early Works in preparation for the Major Earthworks activities, which commence in the second quarter 2021.
•At Westwood, work is being done to evaluate the Fayolle deposit, which, pending permitting, is targeted to provide incremental feed commencing in the fourth quarter 2022 to the Westwood mill as part of its "hub-and-spoke" model. This model exploits the significant mill capacity available at Westwood to bring forward regional exploration value from assets like Fayolle and the optioned Rouyn Gold Project and enhance the overall value of Westwood with incremental production growth from such supplementary feed.
•The Company continues de-risking activities at the Boto Gold Project, by advancing engineering, building access infrastructure, and progressing with environmental and social programs to support the project development. Building on its exploration success along the Senegal-Mali Shear Zone with several other discoveries located within 15 kilometres of the Boto Gold Project in adjacent countries, the Company has also initiated a strategic study, referred to as the “Bambouk Gold Complex,” to advance resource evaluation and delineation at the Diakha-Siribaya and Karita projects to support the evaluation of various potential development scenarios and identify regional synergies.
•The Company continues to advance various ongoing and planned delineation and resource evaluation drilling programs at selected projects including the Nelligan Gold, the Monster Lake and the Rouyn Gold projects in Quebec, the Gosselin discovery on the Côté Gold property in Ontario, and the Karita Gold discovery in Guinea.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

THIRD QUARTER 2020 SUMMARY

FINANCIAL
•Revenues from continuing operations for the third quarter 2020 were $335.1 million, up $60.7 million or 22% from the same prior year period. The increase was primarily due to a higher realized gold price ($74.4 million) and higher sales volume at Essakane ($9.8 million) and Westwood ($1.0 million), partially offset by lower sales volume at Rosebel ($24.7 million).
•Cost of sales from continuing operations for the third quarter 2020 was $257.0 million, up $5.4 million or 2% from the same prior year period. The increase was due to higher operating costs ($6.6 million) and higher royalties ($3.4 million) partially offset by lower depreciation expense ($4.6 million).
•Depreciation expense from continuing operations for the third quarter 2020 was $65.3 million, down $4.6 million or 7% from the same prior year period. The decrease was primarily due to lower depreciation at Westwood resulting from the impairment charge recorded in the fourth quarter 2019.
•Income tax expense for the third quarter 2020 was $9.3 million, up $0.7 million from the same prior year period. Income tax expense for the third quarter 2020 comprised current income tax expense of $19.1 million (September 30, 2019 - $15.8 million) and deferred income tax recovery of $9.8 million (September 30, 2019 - deferred income tax recovery of $7.2 million). The increase in income tax expense was primarily due to changes to deferred income tax assets and liabilities, differences in the impact of fluctuations in foreign exchange, and differences in the level of taxable income in the Company’s operating jurisdictions from one period to the next.
•Net loss from continuing operations attributable to equity holders for the third quarter 2020 was $11.6 million, or $0.02 per share, compared to net loss of $10.2 million, or $0.02 per share in the same prior year period. The increase in net loss was primarily due to lower interest income, derivatives and other investment gains (losses) ($46.8 million), primarily due to the loss on redemption of the 7% Senior Notes, and higher other expenses ($13.1 million), primarily due to COVID-19 expenses, partially offset by higher gross profit ($55.3 million).
•Adjusted net earnings from continuing operations attributable to equity holders1 was $52.1 million, or $0.11 per share1, compared to adjusted net loss from continuing operations1 of $7.2 million, or $0.02 per share1 in the same prior year period.
•Net cash from operating activities for the third quarter 2020 was $105.1 million, up $53.3 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($51.9 million) and lower movements in non-cash working capital items and non-current ore stockpiles ($10.3 million), partially offset by the settlement of derivatives ($6.9 million).
•Net cash from operating activities before changes in working capital1 for the third quarter 2020 was $108.4 million, up $43.0 million from the same prior year period.
•Mine-site free cash flow1 for the third quarter 2020 was $80.0 million, up $56.8 million from the same prior year period.
•Cash, cash equivalents, short-term investments and restricted cash were $928.0 million at September 30, 2020, up $63.2 million from December 31, 2019. The increase was primarily due to cash generated from operating activities ($218.9 million) and net proceeds from issuance of the 5.75% Senior Notes ($443.6 million), partially offset by the redemption of the 7% Senior Notes ($421.3 million) and spending on Property, plant and equipment ($186.3 million).
OPERATIONS
•The DART rate2, representing the frequency of all types of serious injuries across all sites and functional areas for the third quarter 2020 was 0.36, below the Company's target of 0.57. The Company continues the implementation of several initiatives, including a behaviour-based safety program, to ensure a safer work environment.
•As the global COVID-19 crisis evolved, the Company adjusted and expanded the extensive measures previously implemented to protect the health and safety of employees, contractors and local communities. These measures included training on new procedures and sanitary measures recommended by Health Authorities, adjusted work schedules, physical distancing and protective equipment, restricted site access, screening processes for employees, contractors and incoming supplies, use of thermal cameras to check temperatures before site entrance, and arranging additional transportation buses and on-site medical personnel. In addition, the number of living quarters at Essakane and Rosebel were increased. Initially the on-site workforce was limited to essential personnel only. As the Company’s COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane now at normal capacity and Rosebel expected to reach normal capacity in the first quarter 2021.
•Attributable gold production from continuing operations was 159,000 ounces for the third quarter 2020, down 15,000 ounces from the same prior year period. The decrease was primarily due to lower production at Rosebel (13,000 ounces) as a result of the work stoppage during July 2020.
•Attributable gold sales from continuing operations were 162,000 ounces for the third quarter 2020, down 9,000 ounces from the same prior year period. The decrease was due to lower sales volume at Rosebel (16,000 ounces), partially offset by higher sales volume at Essakane (6,000 ounces) and at Westwood (1,000 ounces).

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1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

•Cost of sales1 per ounce from continuing operations for the third quarter 2020 was $1,098, up 11% from the same prior year period primarily due to realized losses on input cost hedges, higher royalties as a result of an increase in the gold price and lower sales volume.
•Total cash costs2 per ounce produced from continuing operations for the third quarter 2020 were $1,006, up 12% from the same prior year period primarily due to lower production volume and higher royalties as a result of the increase in the gold price.
•All-in sustaining costs2 per ounce sold from continuing operations for the third quarter 2020 were $1,206, up 6% from the same prior year period primarily due to higher cost of sales per ounce partially offset by lower sustaining capital expenditures.
SUMMARY OF FINANCIAL AND OPERATING RESULTS

Financial Position ($ millions)	September 30, 2020	December 31, 2019
Cash and cash equivalents	$890.6	$830.6
Short-term investments	$6.6	$6.1
Restricted cash	$30.8	$28.1
Total assets	$4,009.8	$3,862.1
Long-term debt	$471.2	$408.5
Available credit facility	$498.3	$499.6

	Three months ended September 30,		Nine months ended September 30,
Financial Results ($ millions, except where noted)	2020	2019	2020	2019
Continuing Operations
Revenues	$335.1	$274.4	$894.2	$771.9
Cost of sales	$257.0	$251.6	$727.9	$743.4
Gross profit	$78.1	$22.8	$166.3	$28.5
Net loss from continuing operations attributable to equity holders of IAMGOLD	$(11.6)	$(10.2)	$(20.5)	$(69.5)
Net loss from continuing operations attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$(0.02)	$(0.04)	$(0.15)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD[1]	$52.1	$(7.2)	$68.6	$(33.8)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)[1]	$0.11	$(0.02)	$0.15	$(0.07)
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Net cash from operating activities before changes in working capital[1]	$108.4	$65.4	$260.2	$141.3
Mine-site free cash flow[1]	$80.0	$23.2	$145.5	$3.7
Key Operating Statistics
Gold sales – attributable (000s oz)	162	171	474	523
Gold production – attributable (000s oz)	159	174	484	531
Average realized gold price[1] ($/oz)	$1,908	$1,483	$1,747	$1,368
Cost of sales[2] ($/oz)	$1,098	$986	$1,061	$963
Total cash costs[1] ($/oz)	$1,006	$901	$979	$894
All-in sustaining costs[1] ($/oz)	$1,206	$1,137	$1,209	$1,129
Gold margin[1] ($/oz)	$902	$582	$768	$474
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

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1Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

OUTLOOK

IAMGOLD Full Year Attributable Guidance[1,2]	Revised	Previous
Essakane (000s oz)	350 – 370	350 – 370
Rosebel (000s oz)	210 – 230	210 – 230
Westwood (000s oz)	70 – 80	85 – 100
Total attributable production (000s oz)	630 - 680	645 - 700

Cost of sales[3] ($/oz)	$1,045 - $1,075	$990 - $1,030

Total cash costs[4,5] ($/oz)	$980 - $1,010	$940 - $980

All-in sustaining costs[4,5] ($/oz)	$1,240 - $1,270	$1,195 - $1,245
1The revised outlook is based on 2020 full year assumptions with an average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.31, EURUSD exchange rate of 1.18 and average crude oil price of $40 per barrel.
2The previous outlook is based on 2020 full year assumptions with an average realized gold price of $1,675 per ounce, USDCAD exchange rate of 1.36, EURUSD exchange rate of 1.12 and average crude oil price of $40 per barrel.
3Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
4This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5Consists of Essakane, Rosebel, and Westwood on an attributable basis.
GOLD PRODUCTION, COST OF SALES, TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS
The Company lowered its 2020 total attributable gold production guidance to the range of 630,000 to 680,000 ounces due to the suspension of operations at Westwood resulting from the seismic event subsequent to the third quarter 2020.
To safely achieve the full year production guidance, the Company is expected to incur incremental costs including charter flights for gold shipments, increased number of sleeping quarters, adjusted work schedules and transport, expediting key supplies, additional security and screening measures, and personal protective equipment to protect the Company's workforce. Higher royalty expenses are expected due to the higher gold price expected in the year.
The Company revised upwards its 2020 cost of sales1 per ounce sold and total cash costs2 per ounce produced guidance to the range of $1,045 to $1,075 and $980 to $1,010, respectively, to reflect higher costs incurred from processing lower grade stockpiles to compensate for lower levels of production as a result of the COVID-19 crisis.
The Company revised upwards its 2020 all-in sustaining costs2 per ounce sold guidance to the range of $1,240 to $1,270 to reflect higher operating costs incurred to date, lower production at Westwood and higher royalties.
DEPRECIATION EXPENSE
Depreciation expense in 2020 is expected to be in the range of $245 million to $255 million.
INCOME TAXES
The Company expects to pay cash taxes in the range of $30 million to $45 million in 2020. The Company is subject to income tax in several jurisdictions, at various tax rates. However, the consolidated effective tax rate for the Company is subject to significant fluctuations period over period due to: expenditures and revenues recognized only for financial accounting purposes or only for income tax purposes; income tax unrelated to the income or loss before taxes for the current period, such as withholding taxes; and adjustments for deferred tax purposes that are not directly related to the income or loss before taxes for the current period, such as foreign exchange rate changes. In addition, adjustments to deferred income tax assets and/or liabilities may be recorded during the year.

______________________________
1Cost of sales, excluding depreciation, is on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

CAPITAL EXPENDITURES

	Revised			Previous
($ millions)	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total	Sustaining[1]	Non-sustaining (Development/ Expansion)[2]	Total
Essakane	$40	$70	$110	$40	$65	$105
Rosebel	50	40	90	50	40	90
Westwood	15	10	25	25	18	43
	105	120	225	115	123	238
Côté Gold (70%)	—	66	66	—	77	77
Boto Gold	—	24	24	—	25	25
Total[3,4,5] (±5%)	$105	$210	$315	$115	$225	$340
1Sustaining capital includes capitalized stripping of $5 million for Rosebel.
2Non-sustaining capital includes capitalized stripping of $50 million for Essakane and $15 million for Rosebel.
3Includes $10 million of capitalized exploration and evaluation expenditures. Refer to the Exploration section of this MD&A.
4Capitalized borrowing costs are not included.
5In addition to the above capital expenditures, $15 million in total principal lease payments are expected.
The Company reduced its 2020 capital expenditure guidance by $25 million to $315 million (±5%). Guidance for sustaining capital expenditures and non-sustaining capital expenditures decreased by $10 million and $15 million, respectively, compared to the previous guidance. The $10 million decrease in sustaining capital expenditures was due to lower expected capital expenditures at Westwood. The $15 million decrease in non-sustaining capital expenditures was due to the timing of expenditures on the Côté Gold and Boto Gold Projects of $11 million and $1 million, respectively, and a $8 million decrease at Westwood, partially offset by a $5 million increase at Essakane.
OUTLOOK FOR 2021
The Company has withdrawn its 2021 production guidance and expects to provide its regular annual guidance in early 2021. The Company also expects to provide capital expenditure guidance in early 2021, which would include expenditures related to the Côté Gold Project construction decision on July 21, 2020, as well as higher capitalized stripping incorporating amounts deferred from 2020 due to the COVID-19 crisis.
The Company’s expected go-forward capital expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, are in the range of $875 million to $925 million.
MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS
Gold made a historical high of $2,075 per ounce in the third quarter 2020. Trading conditions were volatile. The range was approximately $320 between the peak and trough as markets reacted to the continued uncertainty COVID-19 has on the global economy. Policy makers responded around the world with ultra-low interest rates and aggressive fiscal stimulus to support their economies, generating further investor interest in gold. Against this backdrop, the gold price ended about 7% higher than the prior quarter. Gold tends to outperform other asset classes in times of uncertainty, accommodative monetary conditions, and a high level of national debt. The price of gold is a key driver of the Company’s profitability.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Average market gold price ($/oz)	$1,909	$1,472	$1,735	$1,362
Average realized gold price[1] ($/oz)	$1,908	$1,483	$1,747	$1,368
Closing market gold price ($/oz)			$1,887	$1,485
1 This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
CURRENCY AND OIL PRICE
The U.S. dollar is the Company’s functional currency. The Company's revenues are denominated in U.S. dollars as gold is priced in U.S. dollars. The Company’s main exposures are to the Canadian dollar and oil prices, which have a direct impact on the Company’s Canadian and international mining activities and operations.
The majority of the Company’s gold revenue comes from its three operating mines, namely its Essakane Mine in Burkina Faso, Rosebel Mine in Suriname, and Westwood Mine in Canada. The Company’s hedging strategy is designed to mitigate the risk of gold price depreciation given it is the significant revenue base for the Company. Refer to Financial condition - Market risk section for more information.
The Canadian dollar appreciated approximately 2% against the U.S. dollar in the third quarter 2020 compared to the prior quarter. The U.S. dollar was generally weak against major currencies during this period. Markets were reacting to the highly

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

anticipated, and very significant U.S. fiscal spending package amid concerns that such a policy direction would put pressure on the U.S. dollar.
The Company has minimal exposure for euro denominated operational and capital expenditures in West Africa as it sells a portion of its gold in euros.
The Company's Canadian dollar exposures relate to operational and capital expenditures in Canada. The Company’s hedging strategy is designed to mitigate the risk of exposure to exchange rate volatility of the Canadian dollar. Refer to Financial condition - Market risk section for more information.
The price of Brent was about 1% lower while the price of West Texas Intermediate ("WTI") was about 2% higher than the prior quarter. Localized factors largely explained this price divergence during the quarter. Brent originates from oil fields in the North Sea while WTI is sourced from U.S. oil fields. Active tropical cyclones that have the potential to develop into severe weather conditions, thus causing damage to key oil refineries in the U.S., kept WTI prices firm.
The Company's oil exposures relate primarily to its mining operations in West Africa and South America. The Company’s hedging strategy is designed to mitigate the risk of oil price appreciation given it is a significant input cost in the production of gold. Refer to Financial condition - Market risk section for more information.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Average rates
USDCAD	1.3322	1.3204	1.3537	1.3290
EURUSD	1.1691	1.1115	1.1247	1.1232
Closing rates
USDCAD			1.3324	1.3243
EURUSD			1.1724	1.0908
Average Brent price ($/barrel)	$43	$62	$43	$65
Closing Brent price ($/barrel)			$41	$61
Average WTI price ($/barrel)	$41	$56	$38	$57
Closing WTI price ($/barrel)			$40	$54
SENSITIVITY IMPACT
The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program which can affect the Company’s operating results, assuming expected 2020 production levels:

	Change of	Annualized impact on Cost of Sales[1] $/oz	Annualized impact on Total Cash Costs[2] $/oz	Annualized impact on All-in Sustaining Costs[2] $/oz
Gold price[3]	$100/oz	$5/oz	$5/oz	$5/oz
Oil price	$10/barrel	$14/oz	$15/oz	$15/oz
USDCAD	$0.10	$13/oz	$12/oz	$18/oz
EURUSD	$0.10	$16/oz	$16/oz	$21/oz
1Cost of sales, excluding depreciation, on an attributable ounce sold basis (excluding the non-controlling interest of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A. Total cash costs and all-in sustaining costs consist of Essakane, Rosebel and Westwood on an attributable basis.
3Gold price sensitivities relate to royalty cost arrangements, which are included in total cash costs and all-in sustaining costs.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

QUARTERLY UPDATES

OPERATIONS
The table below presents gold sales attributable to the Company and average realized gold price1 per ounce sold.

	Attributable Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations	162	171	474	523	$1,908	$1,483	$1,747	$1,368
1Includes Essakane and Rosebel at 90% and 95%, respectively.
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
The table below presents gold production attributable to the Company, cost of sales2 per ounce, total cash costs1 per ounce produced and all-in sustaining costs1 per ounce sold.

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Three months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	94	96	$1,050	$925	$954	$866	$1,054	$1,021
Rosebel (95%)	42	55	1,049	1,122	987	968	1,164	1,198
Westwood (100%)[4,5]	23	23	1,387	915	1,254	889	1,515	1,033
	159	174	$1,098	$986	$1,006	$901	$1,206	$1,137
Cost of sales[1] ($/oz)			$1,098	$986
Cash costs, excluding royalties					$912	$833
Royalties					94	68
Total cash costs[2]					$1,006	$901
All-in sustaining costs[2,3]							$1,206	$1,137

	Gold Production (000s oz)		Cost of Sales[1] ($ per ounce)		Total Cash Costs[2] ($ per ounce produced)		All-in Sustaining Costs[2,3] ($ per ounce sold)
Nine months ended September 30,	2020	2019	2020	2019	2020	2019	2020	2019
Continuing operations
Essakane (90%)	261	274	$1,036	$926	$939	$878	$1,076	$1,035
Rosebel (95%)	158	195	1,045	976	980	925	1,194	1,121
Westwood (100%)[4,5]	65	62	1,197	1,079	1,140	866	1,304	1,062
	484	531	$1,061	$963	$979	$894	$1,209	$1,129
Cost of sales[1] ($/oz)			$1,061	$963
Cash costs, excluding royalties					$897	$832
Royalties					82	62
Total cash costs[2]					$979	$894
All-in sustaining costs[2,3]							$1,209	$1,129
1Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3All-in sustaining costs include corporate general and administrative costs. Refer to all-in sustaining costs reconciliation on page 33.
4Cost of sales per ounce sold for Westwood does not include the impact of normalization of costs for the three and nine months ended September 30, 2020 of $nil and $nil per ounce (three and nine months ended September 30, 2019 - $nil and $174 per ounce), respectively.
5Total cash costs per ounce produced and all-in sustaining costs per ounce sold for Westwood include the impact of normalization of costs for the three and nine months ended September 30, 2020 of $nil and $nil per ounce (three and nine months ended September 30, 2019 - $nil per ounce produced and $174 per ounce sold, respectively).

______________________________
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the non-controlling interests of 10% at Essakane and 5% at Rosebel).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

CAPITAL EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020[1]	2019[1]	2020[1]	2019[1]
Sustaining
Essakane[2]	$6.1	$8.6	$20.6	$29.2
Rosebel[2]	5.5	12.4	21.2	33.3
Westwood	4.7	2.9	9.6	10.5
Total gold segments	16.3	23.9	51.4	73.0
Corporate and other	0.3	0.2	0.4	0.4
	$16.6	$24.1	$51.8	$73.4
Non-sustaining (Development/Expansion)
Essakane	$16.6	$11.5	$55.7	$48.3
Rosebel	5.8	8.1	26.2	26.9
Westwood	3.2	2.4	7.6	14.7
Total gold segments	25.6	22.0	89.5	89.9
Corporate and other	—	1.0	—	2.2
Boto Gold Project	4.0	—	9.9	—
Côté Gold Project	14.4	8.1	35.1	24.5
	$44.0	$31.1	$134.5	$116.6
Total
Essakane	$22.7	$20.1	$76.3	$77.5
Rosebel	11.3	20.5	47.4	60.2
Westwood	7.9	5.3	17.2	25.2
Total gold segments	41.9	45.9	140.9	162.9
Corporate and other	0.3	1.2	0.4	2.6
Boto Gold Project	4.0	—	9.9	—
Côté Gold Project	14.4	8.1	35.1	24.5
	$60.6	$55.2	$186.3	$190.0
Capitalized Stripping (Included in Sustaining and Non-sustaining)
Essakane[3]	$12.6	$5.9	$42.2	$26.4
Rosebel[3]	0.9	1.3	7.6	2.9
Total gold segments	$13.5	$7.2	$49.8	$29.3
1Capital expenditures include cash expenditures for property, plant and equipment and exploration and evaluation assets.
2On an attributable basis, Essakane (90%) and Rosebel (95%) sustaining capital expenditures for the three months ended September 30, 2020 were $5.5 million and $5.2 million, respectively (three months ended September 30, 2019 - $7.8 million and $11.8 million, respectively), and for the nine months ended September 30, 2020 were $18.5 million and $20.1 million, respectively (nine months ended September 30, 2019 - $26.3 million and $31.6 million, respectively).
3Includes non-sustaining capitalized stripping for Essakane and Rosebel for the three months ended September 30, 2020 of $12.6 million and $0.9 million, respectively (2019 - $5.9 million and $nil) and for the nine months ended September 30, 2020 of $42.2 million and $7.6 million, respectively (2019 - $22.8 million and $nil).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined (000s t)	4,282	4,635	12,052	12,145
Waste mined (000s t)	10,334	10,273	29,663	29,337
Total material mined (000s t)	14,616	14,908	41,715	41,482
Strip ratio[1]	2.4	2.2	2.5	2.4
Ore milled (000s t)	3,014	3,546	9,173	10,160
Head grade (g/t)	1.26	1.03	1.12	1.03
Recovery (%)	85	91	88	91
Gold production - (000s oz)	104	108	290	305
Attributable gold production - 90% (000s oz)	94	96	261	274
Gold sales - (000s oz)	112	106	284	304

Performance measures
Average realized gold price[2] ($/oz)	$1,906	$1,483	$1,762	$1,373
Cost of sales[3] ($/oz)	$1,050	$925	$1,036	$926
Cash costs[2] excluding royalties ($/oz)	$849	$793	$850	$814
Royalties ($/oz)	$105	$73	$89	$64
Total cash costs[2] ($/oz)	$954	$866	$939	$878
All-in sustaining costs[2] ($/oz)	$1,054	$1,021	$1,076	$1,035
1Strip ratio is calculated as waste mined divided by ore mined.
2This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
3Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the 10% non-controlling interest).
Attributable gold production for the third quarter 2020 was lower by 2% compared to the same prior year period due to lower mill throughput resulting from planned maintenance shutdowns for proactive replacement of critical parts. In addition, recoveries were lower by 7% due to ore mined from more graphitic zones. The impacts of lower throughput and recovery were partially offset by a 22% increase in grades compared to the same prior year period as mining crews focused on high grade zones. Gold sales for the third quarter 2020 were higher by 6% compared to the same prior year period.
Material mined in the third quarter 2020 was 2% lower compared to the same prior year period as a higher level of precipitation resulted in higher waste mining in upper areas of the pit and lower ore mining at the bottom of the pit. Approximately 96% of the equipment required for the Mill Upgrade Project (the “Upgrade”) had been received by the end of the third quarter. Despite the challenge of seasonal conditions, construction of the concrete foundation commenced as planned during the quarter. Due to delays in fabrication and international delivery schedules as a result of the COVID-19 crisis, the Upgrade is scheduled to be completed in the first quarter 2021.
As COVID-19 health and safety protocols were embedded in the operations, the workforce was expanded with Essakane now at normal capacity. To accommodate the increased workforce, a project to add 200 beds was completed in the third quarter 2020 for alignment with COVID-19 protocols.
Cost of sales per ounce sold for the third quarter 2020 was higher by 14% compared to the same prior year period primarily due to higher operating costs, reflecting increased cyanide consumption due to changing ore characteristics, earlier than expected replacement of mill liners and higher royalties resulting from higher realized gold prices slightly offset by higher sales volume.
Total cash costs per ounce produced for the third quarter 2020 were higher by 10% compared to the same prior year period primarily due to lower production volume and higher royalties driven by higher realized gold prices.
All-in sustaining costs per ounce sold for the third quarter 2020 were higher by 3% compared to the same prior year period, primarily due to higher cost of sales per ounce offset by lower sustaining capital expenditures.
Sustaining capital expenditures for the third quarter 2020 of $6.1 million included capital spares of $3.1 million, security of $1.2 million, mobile and mill equipment of $0.6 million, and generator overhaul and resource development of $0.4 million, and other sustaining projects of $0.8 million. Non-sustaining capital expenditures of $16.6 million included capitalized stripping of $12.6 million, tailings and liners of $2.3 million and other non-sustaining capital of $1.7 million.
Outlook
The Company maintained Essakane's 2020 attributable production guidance range of 350,000 to 370,000 ounces. The mine continues to proactively take several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations. Capital expenditures are expected to be approximately $110 million, comprising $40 million of sustaining capital expenditures and $70 million of non-sustaining capital expenditures.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Suriname – Rosebel Mine (IAMGOLD interest – 95%)
Summarized Results 100% Basis, unless otherwise stated

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined[1] (000s t)	923	1,883	5,045	9,959
Waste mined[1] (000s t)	2,429	5,592	24,227	30,447
Total material mined[1] (000s t)	3,352	7,475	29,272	40,406
Strip ratio[1,2]	2.6	3.0	4.8	3.1
Ore milled[1] (000s t) - Total	2,318	3,103	7,657	9,266
Ore milled (000s t) - Rosebel Concession	1,774	3,103	6,668	9,266
Ore milled[1] (000s t) - Saramacca Concession	544	—	989	—
Head grade[1] (g/t)	0.79	0.63	0.79	0.72
Recovery[1] (%)	88	92	92	95
Gold production[1] (000s oz) - 100%	51	57	177	205
Gold production[3] (000s oz) - Owner Operator	45	57	166	205
Attributable gold production[3] (000s oz) - 95%	42	55	158	195
Gold sales[3] (000s oz) - 100%	40	56	161	194

Performance measures
Average realized gold price[3,4] ($/oz)	$1,910	$1,479	$1,719	$1,358
Cost of sales[3,5] ($/oz)	$1,049	$1,122	$1,045	$976
Cash costs[3,4] excluding royalties ($/oz)	$869	$880	$878	$846
Royalties ($/oz)	$118	$88	$102	$79
Total cash costs[3,4] ($/oz)	$987	$968	$980	$925
All-in sustaining costs[3,4] ($/oz)	$1,164	$1,198	$1,194	$1,121
1Includes Saramacca at 100%.
2Strip ratio is calculated as waste mined divided by ore mined.
3Includes Saramacca at 70% from April 1, 2020.
4This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
5Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an attributable ounce sold basis (excluding the 5% non-controlling interest).
Rosebel resumed operations on July 24, 2020 after a work stoppage was initiated by the Rosebel Union on June 12, 2020 (see news releases dated June 16, 2020 and July 24, 2020).
Attributable gold production for the third quarter 2020 was lower by 24% compared to the same prior year period due to lower throughput and ore mined resulting from the temporary work stoppage. However, the lower attributable production was partially offset by grades that were 25% higher compared to the same prior year period as access to the Saramacca pit resulted in ore feed of 544,000 tonnes containing a higher grade of 1.46 g/t Au.
The Saramacca haul road is expected to be completed in the fourth quarter 2020. Due to various COVID-19 related delays, such as reduced camp space to maintain newly implemented social distancing requirements, additional non-critical Saramacca infrastructure will be completed during the first half of 2021.
As COVID-19 health and safety protocols were embedded in the operations, the workforce recall was expanded with Rosebel expected to reach normal capacity and achieve 90% to 95% of mining capacity in the first quarter 2021. To accommodate the full workforce under the COVID-19 protocols, a project is underway that is expected to add an additional 300 beds by that time. The Mill was operating at its normal rate by the end of July with ore sourced mainly from stockpiles. Mine direct feed is planned to increase with the augmented manpower on site in the first quarter 2021.
The Company’s collective labour agreement with the Rosebel Union expired on August 15, 2020. Negotiations are underway on a new agreement.
Cost of sales per ounce sold for the third quarter 2020 was lower by 7% compared to the same prior year period. This was primarily due to lower mining and milling costs partially offset by decreased sales volume as a result of the temporary work stoppage.
Total cash costs per ounce produced for the third quarter 2020 were higher by 2% compared to the same prior year period primarily due to lower production volume resulting from the temporary work stoppage partially offset by higher royalties from higher realized gold prices.
All-in sustaining costs per ounce sold for the third quarter 2020 were lower by 3% compared to the same prior year period primarily due to lower cost of sales per ounce and lower sustaining capital expenditures resulting from COVID-19 related delivery delays and resource limitations.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Sustaining capital expenditures for the third quarter 2020 of $5.5 million included capital spares of $1.2 million, mill equipment of $1.1 million, building upgrades of $0.9 million, resource development of $0.9 million, tailings management of $0.5 million, and other sustaining projects of $0.9 million. Non-sustaining capital expenditures of $5.8 million included $4.4 million on the Saramacca Project, $0.9 million of capitalized stripping and $0.5 million on camp room capacity increases resulting from the COVID-19 crisis.
Outlook
The Company maintained Rosebel's 2020 attributable production guidance range of 210,000 to 230,000 ounces. Capital expenditures are expected to be approximately $90 million, comprising $50 million of sustaining capital expenditures and $40 million of non-sustaining capital expenditures.
Canada – Westwood Mine (IAMGOLD interest – 100%)
Summarized Results

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Mine operating statistics
Ore mined (000s t) - Underground	123	125	330	364
Ore mined (000s t) - Other Sources	169	—	389	—
Ore mined (000s t) - Total	292	125	719	364
Ore milled (000s t)	290	144	711	407
Head grade (g/t) - Underground	4.66	5.26	5.27	5.06
Head grade (g/t) - Other Sources	1.09	—	1.06	—
Head grade (g/t) - Total	2.64	5.26	3.01	5.06
Recovery (%)	94	95	94	94
Gold production - (000s oz)	23	23	65	62
Gold sales - (000s oz)	23	22	66	65

Performance measures
Average realized gold price[1] ($/oz)	$1,913	$1,490	$1,749	$1,373
Cost of sales[2,3] ($/oz)	$1,387	$915	$1,197	$1,079
Total cash costs[1] ($/oz)	$1,254	$889	$1,140	$866
All-in sustaining costs[1] ($/oz)	$1,515	$1,033	$1,304	$1,062
1This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this MD&A.
2Cost of sales, excluding depreciation, as disclosed in note 31 of the Company's consolidated interim financial statements expressed on an ounce sold basis.
3Cost of sales per ounce sold does not include the impact of normalization of costs for the three and nine months ended September 30, 2020 of $nil and $nil (three and nine months ended September 30, 2019 - $nil and $174 per ounce), respectively.
The mill optimization strategy has been a continued focus during the third quarter 2020, as the site supplemented higher grade underground ore with lower grade ore sourced from the adjacent Grand Duc satellite deposit. In line with this strategy, there are plans to begin permitting and detailed engineering on the Fayolle property which was acquired in the prior quarter.
Gold production for the third quarter 2020 was consistent with the same prior year period as the impact of lower grades from the underground operations due to stope sequencing was offset by higher throughput from the Grand Duc satellite deposit. The mill experienced record throughput levels during the months of August and September.
Underground development continued to progress in the third quarter 2020 to open up access to new mining areas with lateral development of approximately 1,885 metres, averaging 20 metres per day.
Cost of sales per ounce sold and cash costs per ounce produced for the third quarter 2020 were higher by 52% and 41%, respectively, compared to the same prior year period, primarily due to additional costs from mining Grand Duc.
All-in sustaining costs per ounce sold for the third quarter 2020 was higher by 47% compared to the same prior year period primarily due to higher cost of sales per ounce sold and higher sustaining capital expenditures resulting from the replacement of a jaw crusher and increased deferred development in operating zones.
Sustaining capital expenditures for the third quarter 2020 of $4.7 million included deferred development and underground construction of $3.3 million, underground equipment of $1.3 million and other sustaining capital expenditures of $0.1 million. Non-sustaining capital expenditures of $3.2 million included deferred development and underground construction of $2.5 million and other non-sustaining expenditures of $0.7 million.
Westwood was placed on care and maintenance on March 25, 2020, along with other mining companies province-wide, as directed by the Government of Quebec in response to the COVID-19 crisis as mining was considered a non-essential business. Subsequently on April 15, 2020, Westwood commenced the restart of operations from care and maintenance following the April 13, 2020 confirmation from the Government of Quebec that mining is an essential business. The restart at Westwood was done in accordance with the standards set by the Government of Quebec, the Public Health Directorate and the Commission des normes, de l'équité, de la santé et de la sécurité du travail ("CNESST") to limit the risk of the spread of COVID-19. Ramp-up

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

activities included training employees on new procedures and sanitary measures, adjusted work schedules and transport, and physical distancing and protective equipment.
On November 2, 2020, the Company reported that a seismic event occurred at Westwood on October 30, 2020. All employees were brought safely above ground. The appropriate government authorities were notified and the cause of the seismic event is being investigated. The Company is expected to restart milling operations in the next few days to process stockpile and Grand Duc open pit ore. The Westwood underground mine operations are suspended pending the results of the investigation and while a business recovery plan is being assessed.
Outlook
The Company lowered Westwood’s 2020 production guidance to the range of 70,000 to 80,000 ounces due to the suspension of operations at Westwood resulting from the seismic event subsequent to the third quarter 2020. The mine continues to proactively take several COVID-19 related risk mitigation measures to limit the level of interaction within the workforce to support safe continuation of operations underground and on surface. Capital expenditures are expected to be approximately $25 million, comprising $15 million in sustaining capital expenditures and $10 million in non-sustaining capital expenditures.
DISCONTINUED OPERATIONS
Mali – Sadiola Mine (IAMGOLD interest – 41%)
On December 20, 2019, the Company, together with its joint venture partner, AngloGold Ashanti Limited ("AGA"), entered into an agreement to sell their collective interests in Société d'Exploitation des Mines d'Or de Sadiola S.A. ("Sadiola") to Allied Gold Corp. for a cash consideration of US$105 million. The transaction remains subject to the fulfillment, or waiver, of a number of conditions precedent, including the receipt of certain approvals and releases from the Government of Mali. In addition, upon the fulfillment or waiver of all conditions precedent to the transaction but immediately prior to closing of the transaction, Sadiola will pay a dividend of $15 million pro rata to its shareholders.
As of December 31, 2019, the Sadiola disposal group met the criteria to be classified as held for sale.
In accordance with the pre-emptive rights in the Shareholders’ Agreement, the Company, together with its joint venture partner, AGA, entered into an agreement on September 11, 2020 to sell 2,050 shares of Sadiola each to the Government of Mali for cash consideration of $3.2 million.
The Company and AGA also amended the agreement with Allied Gold Corp. whereby the amount of shares to be acquired by Allied Gold Corp. was decreased by 4,100 shares and the cash consideration was decreased by $3.2 million. The Company’s total anticipated share of the proceeds from the sale of its 41% interest in Sadiola remains $52.5 million.
The Sadiola disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Mali - Yatela Mine (IAMGOLD interest - 40%)
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent, among which the adoption of two laws, confirming the change of status of Yatela to a State Entity, and also the creation of a dedicated state agency, notably in charge of mine rehabilitation and closure. As part of the transaction, and upon its completion, the Company will make a one-time payment of approximately $18.5 million to the said state agency, in an amount corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine, including those relating to rehabilitation, mine closure and the financing of social programs.
As of March 31, 2019, the Yatela disposal group met the criteria to be classified as held for sale. The Yatela disposal group continues to meet the criteria to be classified as held for sale as the Company remains confident that the conditions precedent will be fulfilled and the sale will close.
Together the Sadiola and Yatela disposal groups are considered a separate geographical area of operation and have therefore been presented as discontinued operations in the Consolidated statement of earnings (loss).
DEVELOPMENT PROJECTS
Côté Gold Project, Canada
The Côté Gold Project is a 70:30 joint venture between IAMGOLD as the operator, and Sumitomo Metal Mining Co., Ltd. ("SMM"). At a gold price of $1,700, the Project (on a 100% basis) is expected to have a net present value of $2.0 billion and an internal rate of return of 22.4% (see news release dated July 21, 2020).
As at December 31, 2019, the Project reported (on a 100% basis) proven and probable mineral reserves of 233.0 million tonnes grading 1.0 g/t Au for 7.3 million contained ounces. Measured and indicated resources (inclusive of reserves) totaled 365.5 million tonnes grading 0.9 g/t Au for 10.2 million contained ounces, and inferred resources totaled 189.6 million tonnes grading 0.6 g/t Au for 3.8 million contained ounces (see news release dated February 18, 2020).
On July 21, 2020, the Company, together with SMM announced the decision to proceed with the construction of the Project.

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

In line with the Company wide COVID-19 safety protocols, additional steps have been taken to protect the health and safety of employees and contractors at the Project which include screening of all personnel and visitors entering the site and the mandatory use of masks in vehicles, common areas, or where social distancing is not possible.
The planned construction schedule is 32 months, with the following key milestones:
•Construction start: Q3 2020
•Major earthworks start: Q2 2021
•Process building enclosed: Q1 2022
•Tailings Management Facility Phase 1 completed: Q4 2022
•Commissioning completed: Q3 2023
•Commercial production: H2 2023
The Company’s expected go-forward capital expenditures (exclusive of sunk costs) from July 1, 2020, for its 70% share of the Project construction costs, net of leasing, are in the range of $875 million to $925 million.
This capital is expected to be expended over the following time period, assuming a go-forward USDCAD exchange rate of 1.35:
•2020: 10%;
•2021: 45%;
•2022: 35%;
•2023: 10%.
During the third quarter 2020, construction of the Project started as anticipated. Early Works activities were ongoing, including for the camp pad, fish salvage, site access roads and aggregate production.
The permit to take water was received on August 21, 2020 as well as an Environmental Compliance Approval for dewatering the tailings management facility (“TMF”) ponds in time to begin the TMF fish salvage activities.
Major earthworks are on track to start in the second quarter 2021. Project engineering is approximately 66% complete.
Drilling activities on the Gosselin Zone resumed during the third quarter and the Company completed approximately 3,000 metres of diamond drilling. Exploration is focused on infill and step-out drilling to evaluate the resource potential of the Gosselin Zone, located 1.5 km northeast of the Côté deposit, in support of an initial resource estimate expected in 2021.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Capital expenditures	$14.4	$8.1	$35.1	$24.5
Outlook
During the fourth quarter 2020, the Project will focus on camp construction to increase the current capacity on site and accommodate the ramp-up. Other construction work will also include site preparation and the finalization of fish salvage activities. Detailed engineering will continue to advance and procurement will focus on the fabrication phase for critical equipment. Planned 2020 capital expenditures are expected to be $66 million.
Boto Gold Project, Senegal
As at December 31, 2019, the Boto Gold Project reported (on a 100% basis) probable mineral reserves of 29.0 million tonnes grading 1.71 g/t Au for 1.6 million contained ounces. Indicated resources (inclusive of reserves) totaled 40.6 million tonnes grading 1.6 g/t Au for 2.0 million contained ounces, and inferred resources totaled 8.2 million tonnes grading 1.8 g/t Au for 469,000 contained ounces (see news releases dated January 13, 2020 and February 18, 2020).
During the first quarter 2020, the Company announced that the Government of the Republic of Senegal approved the exploitation permit application for the Boto Gold Project for an initial period of 20 years. The Government of Senegal has waived its right to a paid-in 25% interest, contingent on the receipt of $7 million payable at the commencement of commercial production. As per the

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

provisions of the mining code, a 10% free-carried interest in IAMGOLD Boto S.A. was transferred to the Republic of Senegal in August 2020. The receipt of the mining permit positions the Project for a development decision and eventual production.
During the third quarter 2020, de-risking activities related to the development of the Project continued, with project engineering advancing to approximately 50% complete. Activities included engineering and preparations for access road construction and upgrades as well as the installation of a camp. The Company also awarded engineering contracts related to plant equipment design as well as for the start of construction of the access road to site. Restrictions related to the COVID-19 crisis have delayed the advancement of certain local site initiatives such as community engagement and environmental activities which will be rescheduled as conditions allow. Exploration activities were restricted during the third quarter due to the rainy season and focused on data compilation of exploration results and target generation to guide future programs within the Boto mining concession. Planned 2020 capital expenditures are expected to be $24 million.
EXPLORATION
The Company was active at brownfield and greenfield exploration projects in nine countries located in West Africa and the Americas.
In the third quarter 2020, expenditures for exploration and project studies totaled $7.5 million compared to $10.3 million in the same prior year period, of which $5.7 million was expensed and $1.8 million was capitalized. The Company's accounting policy is to expense exploration costs and capitalize costs of evaluating the technical feasibility and commercial viability of extracting a mineral resource, including those on or adjacent to existing mine sites. The decrease in total exploration expenditures compared to the same prior year period largely reflects the impact of work restrictions and program curtailments experienced across most projects arising from the ongoing global COVID-19 crisis. During the quarter, drilling activities on active projects and mine sites totaled approximately 39,900 metres.

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Exploration projects - greenfield	$4.0	$5.7	$13.7	$21.4
Exploration projects - brownfield[1]	3.5	3.8	11.4	14.3
	7.5	9.5	25.1	35.7
Feasibility and other studies	—	0.8	—	2.6
	$7.5	$10.3	$25.1	$38.3
1Exploration projects - brownfield for the three months ended September 30, 2020 and 2019 included near-mine exploration and resource development of $1.8 million and $1.6 million, respectively.
OUTLOOK
The Company has reduced its 2020 exploration expenditure guidance of $52 million to $41 million, excluding project development activities and studies. This is due to the reduction in expected exploration and drilling activity performed during the year as a result of COVID-19 restrictions and the related impact on the Company’s drilling programs. The 2020 resource development and exploration program continues to include approximately 190,000 to 210,000 metres of diamond and reverse circulation ("RC") drilling.

($ millions)	Capitalized[1]	Expensed	Total
Exploration projects - greenfield	$—	$22	$22
Exploration projects - brownfield[2]	10	9	19
	$10	$31	$41
1The 2020 planned spending for capitalized expenditures of $10 million is included in the Company's capital spending guidance of $315 million (±5%).
2Exploration projects - brownfield include planned near-mine exploration and resource development of $10 million.
BROWNFIELD EXPLORATION PROJECTS
The Company's mine and regional exploration teams continued to conduct systematic brownfield exploration and resource development work during the third quarter 2020 at the Essakane, Rosebel and Westwood operations.
Essakane, Burkina Faso
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Essakane, including heap leach reserves, of 112.2 million tonnes grading 1.0 g/t Au for 3.4 million contained ounces. Total attributable measured and indicated mineral resources (inclusive of reserves) totaled 135.6 million tonnes grading 1.0 g/t Au for 4.2 million contained ounces and attributable inferred resources totaled 11.3 million tonnes grading 1.1 g/t Au for 401,000 contained ounces. At the nearby Gossey satellite deposit, located approximately 15 kilometres northwest of the Essakane operation, attributable indicated mineral resources totaled 9.4 million tonnes grading 0.9 g/t Au for 262,000 contained ounces and inferred mineral resources totaled 2.6 million tonnes grading 0.9 g/t Au for 77,000 contained ounces (see news release dated February 18, 2020).
Overall exploration activities were reduced during the third quarter as is typical during the rainy season. The Company completed approximately 350 metres of RC infill drilling as part of its program to evaluate the resource potential of the Tassiri satellite prospect, located approximately 8 kilometres southwest of the Essakane Main Zone (“EMZ”).

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Rosebel, Suriname
As at December 31, 2019, the Company reported total attributable proven and probable reserves at Rosebel, including the Saramacca deposit, of 133.2 million tonnes grading 1.0 g/t Au for 4.4 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 286.7 million tonnes grading 1.0 g/t Au for 8.9 million contained ounces, and attributable inferred resources totaled 68.8 million tonnes grading 0.9 g/t Au for 1.9 million contained ounces (see news release dated February 18, 2020).
During the third quarter 2020, the Company completed approximately 8,400 metres of infill diamond drilling at the Rosebel, Pay Caro, and J Zone pits on the Rosebel mine concession. Regional exploration activities continued to evaluate various target areas largely focused along the Brokolonko – Saramacca trend. The Company resumed regional exploration drilling activities at the end of the quarter completing approximately 50 metres of RC drilling aimed at evaluating high-priority targets on the Brokolonko concession.
Westwood, Canada
As at April 30, 2020, the Company reported total attributable proven and probable reserves at Westwood of 2.7 million tonnes grading 7.1 g/t Au for 0.6 million contained ounces. Total attributable measured and indicated resources (inclusive of reserves) totaled 4.8 million tonnes grading 10.2 g/t Au for 1.6 million contained ounces, and attributable inferred resources totaled 6.4 million tonnes grading 8.6 g/t Au for 1.8 million contained ounces (see news release dated August 5, 2020).
During the third quarter 2020, underground excavation totaled approximately 1,900 metres of lateral development. In addition, approximately 2,200 metres of surface and approximately 17,000 metres of underground resource development and geotechnical diamond drilling were completed. The underground program focused on infilling known mineralized zones as well as resource definition drilling in areas to be mined. The surface program focused on upgrading inferred resources at the Grand Duc satellite pit, located 3 kilometres west of the Westwood mill.
GREENFIELD EXPLORATION PROJECTS
In addition to the near-mine and brownfield exploration programs described above, the Company conducted active exploration and drilling programs on a number of early to advanced stage greenfield exploration projects during the third quarter 2020. Highlights included:
Diakha-Siribaya, Mali
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources of 18.0 million tonnes grading 1.3 g/t Au for 744,000 contained ounces, and inferred resources of 23.2 million tonnes grading 1.6 g/t Au for 1.2 million contained ounces (see news release dated February 18, 2020).
During the third quarter 2020, the Company completed approximately 650 metres of diamond drilling to test for extensions of the Diakha deposit along strike to the south. Additional exploration activities continued to focus on exploring selected high-priority geochemical and geophysical targets within a 20-kilometre radius of the Diakha deposit.
Karita, Guinea
The Company’s wholly owned Karita Gold Project covers approximately 100 square kilometres, located in Guinea between the Company's Boto Gold Project in Senegal to the north, and its Diakha-Siribaya Gold Project in Mali to the south.
During the third quarter 2020, exploration efforts continued to focus on logistical preparations and planning for the commencement of a resource evaluation drilling program.
Pitangui, Brazil
As at December 31, 2019, the Company reported (on a 100% basis) indicated mineral resources at the São Sebastião deposit of 3.33 million tonnes grading 4.39 g/t Au for 470,000 contained ounces, and inferred resources of 3.56 million tonnes grading 3.78 g/t Au for 433,000 contained ounces (see news release dated February 18, 2020).
During the third quarter 2020, all field-based exploration activities continued to be suspended in response to the COVID-19 crisis.
Monster Lake Joint Venture, Canada
The Monster Lake Project, located 50 kilometres southwest of Chibougamau, Quebec, is currently held 75% by IAMGOLD and 25% by TomaGold Corporation.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 1.1 million tonnes grading 12.14 g/t Au for 433,300 contained ounces, assuming an underground mining scenario (see news releases dated March 28, 2018 and February 18, 2020).
During the third quarter 2020, the Company signed an asset purchase agreement with TomaGold to acquire its 25% interest in the Project for total consideration of C$8.5 million payable in cash and shares. The completion of the sale is subject to shareholder and regulatory approvals and is expected to close in the fourth quarter 2020 (see TomaGold’s news release dated September 17, 2020). Upon closing, the Company will have an undivided 100% interest in the project.
In addition, during the third quarter 2020, the Company reported assay results from the 2020 drilling program focused on testing the Annie Shear Zone in an effort to extend the mineralization intersected during 2019. Reported highlights include: 3.8 metres grading 16.9 g/t Au, 2.82 metres grading 5.63 g/t Au, and 12.3 metres grading 2.09 g/t Au (see news release dated August 13, 2020).

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Nelligan Joint Venture, Canada
The Nelligan Gold Project is currently operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc., with the Company holding an option to earn an additional 5% interest. The Project is located approximately 15 kilometres south of the Monster Lake Project in the Chapais - Chibougamau area in Quebec.
As at December 31, 2019, the Company reported (on a 100% basis) inferred mineral resources of 97.0 million tonnes grading 1.02 g/t Au for 3.2 million contained ounces (see news releases dated October 22, 2019 and February 18, 2020).
During the third quarter 2020, the Company reported additional assay results from the winter drilling program focused on testing the continuity of the Renard Zone and its western extension. Reported highlights include: 39.1 metres grading 2.14 g/t Au, 34.5 metres grading 1.85 g/t Au, and 5.1 metres grading 2.81 g/t Au (see news release dated August 11, 2020).
Drilling activities resumed early in the third quarter and the Company completed approximately 2,600 metres of diamond drilling focused on infill and step-out drilling at the Renard Zone to evaluate potential resource extensions at depth and along strike.
Rouyn Option, Canada
The Company holds a purchase option with Yorbeau Resources Inc. (“Yorbeau”) for the Rouyn Gold Project, located near the city of Rouyn-Noranda in Quebec. Under the terms of the purchase agreement, the Company can acquire a 100% interest in the Project by making scheduled cash payments totaling C$4 million and completing exploration expenditures totaling C$9 million over a four year period. By the end of the expenditure period, the Company must complete a resource estimate in accordance with National Instrument 43-101, after which the Company, at its election, can purchase a 100% interest in the Project, subject to a 2% net smelter return, by paying Yorbeau the lesser of C$15 per resource ounce or C$30 million.
During the third quarter 2020, the Company reported the remaining assay results from winter drilling at Lac Gamble. Reported highlights include: 4.1 metres grading 10.4 g/t Au, 8.9 metres grading 4.3 g/t Au, and 7.4 metres grading 8.3 g/t Au (see news release dated August 20, 2020).
In addition, the Company completed approximately 5,600 metres of diamond drilling designed to test selected high-priority targets near the historic Astoria deposit. Results will be used to refine the deposit models for Lac Gamble and Astoria and support an initial resource estimate of the Lac Gamble zone.
Eastern Borosi Joint Venture, Nicaragua
The 176-square-kilometre Eastern Borosi Project is located in the Golden Triangle of Northeast Nicaragua. As at December 31, 2019, the Company reported (on a 100% basis) underground inferred mineral resources of 3.2 million tonnes grading 6.03 g/t Au and 104 g/t Ag for 624,000 ounces of contained gold and 10,758,500 ounces of contained silver, respectively; and open pit inferred mineral resources of 1.2 million tonnes grading 1.98 g/t Au and 16 g/t Ag, for 76,500 ounces of contained gold and 601,000 ounces of contained silver, respectively (see news releases dated April 3, 2018 and February 18, 2020).
During the third quarter 2020, the Company divested its 70% interest in the Project to Calibre Mining Corp. Total consideration included $4.1 million in cash and shares, and a 2.0% Net Smelter Return on future production from the property in favor of the Company (see Calibre’s news releases dated August 13 and August 20, 2020).
OTHER
Loma Larga (formerly Quimsacocha), Ecuador
The Company, through its 35.6% equity ownership interest in INV Metals Inc. ("INV Metals”), has an indirect interest in the Loma Larga gold, silver and copper project in southern Ecuador.
During the second quarter 2020, INV Metals filed a National Instrument 43-101 Feasibility Study Technical Report in support of its previously announced updated feasibility study results. The study supports the proposed development of an underground mine with anticipated average annual production of 203,000 gold equivalent ounces over a 12-year mine life with an after-tax internal rate of return of 28.3%, after-tax payback period of 2.4 years, and an after-tax net present value of $454 million using a gold price assumption of $1,400 per ounce (see INV Metals' news release dated March 31 and April 14, 2020).
During the third quarter 2020, INV Metals completed an Environmental Impact Study and remains focused on permitting and financing Loma Larga with the goal of commencing development in 2021. In addition, INV Metals announced that the Ecuadorian Constitutional Court upheld the rights of mining concession holders, solidifying any lawful rights that were previously potentially in jeopardy (see INV Metals’ news release dated September 21, 2020).

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

QUARTERLY FINANCIAL REVIEW

	2020			2019				2018
($ millions, except where noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$335.1	$284.6	$274.5	$293.4	$274.4	$246.5	$251.0	$274.3
Net earnings (loss) from continuing operations[1]	$(7.7)	$27.3	$(32.9)	$(291.1)	$(8.4)	$(18.5)	$(40.7)	$(37.3)
Net earnings (loss) from discontinued operations	$—	$—	$—	$(50.1)	$7.2	$4.2	$(0.6)	$4.7
Net earnings (loss) attributable to equity holders of IAMGOLD	$(11.6)	$25.5	$(34.4)	$(353.9)	$(3.0)	$(14.4)	$(41.3)	$(34.8)
Basic and diluted earnings (loss) attributable to equity holders of IAMGOLD ($/share)	$(0.02)	$0.05	$(0.07)	$(0.76)	$—	$(0.03)	$(0.09)	$(0.07)
1In the fourth quarter 2019, Net loss from continuing operations was higher primarily due to impairment charges, net of reversal.
FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
As at September 30, 2020, the Company had $897.2 million in cash, cash equivalents and short-term investments. Cash and cash equivalents were $890.6 million and short-term investments were $6.6 million.
As at September 30, 2020, the Company had $30.8 million of restricted cash to guarantee the environmental indemnities related to the Essakane mine.
As at September 30, 2020, the Company had C$215.3 million ($161.6 million) of uncollateralized surety bonds to guarantee the environmental indemnities related to the Doyon division and the Côté Gold Project, up C$16.4 million ($8.2 million) compared to December 31, 2019. The increase was primarily due to higher collateral requiprements in the first quarter 2020 pursuant to the closure plan for the Westwood mine approved by the Government of Quebec in the first quarter 2018.
As at September 30, 2020, performance bonds of C$39.1 million (September 30, 2020 - $29.4 million) were outstanding to guarantee the Company's obligations in accordance with section 36 of the Fisheries Act (Canada) and the Connection and Cost Recovery Agreement related to the Côté Gold Project.
Working capital as at September 30, 2020, was $1,081.3 million, up $84.3 million compared to December 31, 2019. The increase was due to higher current assets ($133.4 million), partially offset by higher current liabilities ($49.1 million).
Current assets as at September 30, 2020 were $1,396.4 million, up $133.4 million compared to December 31, 2019. The increase was primarily due to higher cash and cash equivalents ($60.0 million), inventories ($36.6 million) and receivables and other current assets ($36.3 million).
Current liabilities as at September 30, 2020 were $315.1 million up $49.1 million compared to December 31, 2019. The increase was primarily due to higher income taxes payable ($22.4 million), higher current portion of derivative liabilities ($14.1 million) and higher current portion of provisions ($9.9 million).

Working Capital	September 30, 2020	December 31, 2019
Working capital[1] ($ millions)	$1,081.3	$997.0
Current working capital ratio[2]	4.4	4.7
1Working capital is defined as current assets less current liabilities.
2Current working capital ratio is defined as current assets divided by current liabilities.
On September 23, 2020, the Company completed the issuance of $450 million of Senior Notes at face value due in 2028 with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by some of the Company's subsidiaries. The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method.
On September 8, 2020, the Company issued a notice to redeem its 7% Senior Notes for a total amount of $421.3 million and funded the redemption on September 29, 2020 and the indenture governing the 2025 Notes was satisfied and discharged on this date. The redemption resulted in a cash loss of $21.3 million and a non-cash loss on the related embedded derivative of $17.0 million and other net non-cash losses of $1.2 million that were all recognized in Interest income and derivatives and other investment gains (loss) in the Consolidated statements of earnings (loss).
The 5.75% Senior Notes extend the maturity of the Company’s long term debt by 3 years, providing financial flexibility as it executes on its growth strategy, while at the same time reducing the annual cost to service the debt. The Company was able to issue the Notes at a historically low coupon rate, for High Yield debt issuers. The Company estimated interest savings of $22.5 million over the remaining term of the 7% Senior Notes, due to the lower interest rate. The cash loss and interest savings

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THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

amounts are similar, and are expected to result in a minimal net cash impact. The Company will benefit, however, from lower interest expense for the balance of the term of the Notes, beyond 2025, as well as from lower call prices for the Notes.
On November 15, 2018, the Company amended its $250 million credit facility. These amendments included, amongst other things, increasing the credit facility to $500 million, extending the maturity to January 31, 2023, an option to increase commitments by $100 million, the ability to enter into leases of up to $250 million, the ability to enter into gold prepaid transaction(s) of no more than 225,000 ounces, and changes to the financial covenants including the elimination of the Minimum Tangible Net Worth covenant.
On February 26, 2020, the Company amended its $500 million credit facility with a maturity date of January 31, 2023. The Company further amended its credit facility on September 30, 2020. These amendments included, among other things, extending $472 million of credit available under the credit facility agreement to a maturity date of January 31, 2024. The Company was in compliance with its credit facility covenants as at September 30, 2020.
As at September 30, 2020, the Company had letters of credit in the amount of $1.7 million issued under the credit facility, to guarantee certain environmental indemnities.
On January 15, 2019, the Company entered into a forward gold sale arrangement ("Arrangement") with a syndicate of banks and received a cash prepayment of $169.8 million in December 2019 in exchange for delivering 150,000 ounces of gold in 2022, with a gold floor price of $1,300 per ounce and a cap price of $1,500 per ounce, to provide additional financial flexibility as it executes its growth strategy. The cost of the Arrangement is 5.38% per annum.
On June 27, 2019, the Company executed a €20.5 million ($23.3 million) loan agreement with Caterpillar Financial Services Corporation ("Equipment Loan") with an interest rate of 5.23% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on June 27, 2024 and is repayable in quarterly installments starting September 27, 2019. The Company incurred transaction costs of $0.3 million which have been capitalized and offset against the carrying amount of the Equipment Loan within Long-term debt in the Consolidated balance sheets and are being amortized using the effective interest rate method. The loan is carried at amortized cost on the Consolidated balance sheets.
On May 12, 2020, the Company executed a CFA 6.545 billion ($10.9 million) loan agreement with Bank of Africa ("Equipment Loan") with an interest rate of 5.95% per annum. The Equipment Loan, secured by certain mobile equipment at Essakane, matures on May 31, 2024 and is repayable in monthly installments starting June 30, 2020. The loan is carried at amortized cost on the Consolidated balance sheets.
As previously noted in the July 21, 2020 news release concerning the construction of the Côté Gold Project, the Company indicated that it may enter into derivative contracts to mitigate financial exposures. In order to mitigate gold price exposure and to further de-risk the balance sheet, the Company intends, under appropriate conditions, to hedge 15 to 20% of total production to cover the construction period of the Project between 2021 and mid-2023 through a combination of options and/or collars. Refer to the Market Risk section below - Summary of Hedge Portfolio for the outstanding gold bullion contracts.
Periodically, the Company reviews opportunities to return capital to its shareholders including its dividend policy and share buy back program in the context of market conditions, share price, its financial position, capital requirements, forecast performance and realized gold prices. The Company is committed to delivering superior shareholder returns, with the next thirty months centered on developing its top-tier Côté Gold Project. This project requires significant capital investment funded by the Company's current cash position and future cash flows from operations. As Côté Gold becomes operational, dependent on the gold price environment, the Company expects to generate significant free cash flow. This will allow the Company to consider its dividend policy through instituting a sustainable dividend or a share repurchase program that would recognize the interests of its shareholders in the Company’s anticipated strong performance while balancing capital allocation between future growth and distributions to shareholders
CONTRACTUAL OBLIGATIONS
Contractual obligations as at September 30, 2020 were $923.3 million, primarily comprising contractual cash flows on long-term debt, purchase obligations, capital expenditure obligations and lease obligations. Management believes these obligations will be met through available cash resources and net cash from operating activities.
The Company also uses derivative contracts to hedge for risk management purposes. Details of these contracts are included in the Market Risk section below - Summary of Hedge Portfolio.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2020	2019	2020	2019
Net cash from (used in) per consolidated interim financial statements:
Operating activities	$105.1	$51.8	$218.9	$100.5
Investing activities	(67.9)	(17.9)	(168.2)	(87.0)
Financing activities	15.2	(4.7)	9.8	8.2
Effects of exchange rate fluctuation on cash and cash equivalents	6.3	(4.9)	(0.5)	(2.8)
Increase in cash and cash equivalents	58.7	24.3	60.0	18.9
Cash and cash equivalents, beginning of the period	831.9	609.7	830.6	615.1
Cash and cash equivalents, end of the period	$890.6	$634.0	$890.6	$634.0
OPERATING ACTIVITIES
Net cash from operating activities for the third quarter 2020 was $105.1 million, up $53.3 million from the same prior year period. The increase was primarily due to higher earnings after non-cash adjustments ($51.9 million) and lower movements in non-cash working capital items and non-current ore stockpiles ($10.3 million), partially offset by the settlement of derivatives ($6.9 million).
INVESTING ACTIVITIES
Net cash used in investing activities for the third quarter 2020 was $67.9 million, up $50.0 million from the same prior year period. The increase was primarily due to the disposal of short-term investments ($33.5 million) in the third quarter 2019, higher capitalized borrowing costs ($12.3 million) and higher spending on property, plant and equipment ($6.3 million).
FINANCING ACTIVITIES
Net cash from financing activities for the third quarter 2020 was $15.2 million, up $19.9 million from the same prior year period. The increase was primarily due to net proceeds from issuance of the 5.75% Senior Notes ($443.6 million), partially offset by the redemption of the 7% Senior Notes ($421.3 million).
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition. The Company establishes trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.
CURRENCY EXCHANGE RATE RISK
The Company’s functional currency is the U.S. dollar which creates currency exchange risk exposure primarily associated with its expenditures denominated in Canadian dollars and euros. To manage this risk, the Company uses various hedging strategies, including selling a portion of its gold in euros to create a natural off-set to the exposure, and derivative contracts such as forwards or options. Option contracts can be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:
•the spot price of the currency is within the strike price range of these executed collar contracts, the options would not be exercised and the Company would purchase the required amount of the currency at the prevailing market price;
•the spot price of the currency is above the call strike price of the options purchased, the Company would exercise the call option contracts and purchase the required amount of the currency at prices more favourable than the prevailing market price;
•the spot price of the currency is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts and purchase the required amount of the currency at prices less favourable than the prevailing market price.
OIL CONTRACTS AND FUEL MARKET PRICE RISK
Brent and West Texas Intermediate (“WTI”) are components of diesel and fuel oil which are among the key inputs impacting the Company’s costs. To manage the risk associated with the fluctuation in the costs of these commodities, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined through the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry dates:
•the average oil spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

•the average oil spot price for the month is above the call strike price of the options purchased, the Company would exercise the call option contracts at prices more favourable than the prevailing market price;
•the average oil spot price for the month is below the put strike price of the options sold, the Company would be obligated to settle the put option contracts at prices less favourable than the prevailing market price.
GOLD CONTRACTS AND MARKET PRICE RISK
The Company’s primary source of revenue is gold. To manage the risk associated with the fluctuation in the price of gold, the Company uses various hedging strategies, such as the use of call option contracts. Option contracts can also be combined with the use of put option contracts and call option contracts (collar structure), within a range of expiry dates and strike prices. If, on the expiry date:
•the average gold spot price for the month is within the strike price range of these executed collar contracts, the options would not be exercised;
•the average gold spot price for the month is below the put strike price of the options purchased, the Company would exercise the put option contracts at prices more favourable than the prevailing market price;
•the average gold spot price for the month is above the call strike price of the options sold, the Company would be obligated to settle the call option contracts at prices less favourable than the prevailing market price.
SUMMARY OF HEDGE PORTFOLIO
At September 30, 2020, the Company’s outstanding hedge derivative contracts were as follows:

	2020	2021	2022	2023
Foreign Currency[1]
Canadian dollar contracts (millions of C$)	68	252	210	185
Rate range[2] (USDCAD)	1.30 - 1.40	1.30 - 1.47	1.30 - 1.48	1.30 - 1.46
Hedge ratio	95%	81%	65%	34%

Commodities[1,3,4]
Brent oil contracts (barrels)[5]	144	588	520	170
Contract price range ($/barrel of crude oil)	50 - 65	54 - 65	50 - 65	50 - 65
Hedge ratio	78%	81%	75%	25%

WTI oil contracts (barrels)[5]	120	514	573	395
Contract price range ($/barrel of crude oil)	43 - 60	34 - 62	38 - 62	40 - 60
Hedge ratio	89%	73%	77%	54%

Gold bullion contracts (ounces)[6]		114	18
Contract price range ($/ounce)		1,800 - 3,000	1,800 - 3,000
Hedge ratio		12%	2%
1.The Company acted on its financial risk mitigation strategies by executing currency hedges and fuel hedges due to favourable market conditions relative to internal planning rates.
2.The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2020 through 2023. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.
3.The Company executed Brent and WTI collar options, which consist of Brent and WTI put and call options with strike prices within the given range in 2020 through 2023. The Company will incur a loss from the difference between a lower market price and the put strike price. The Company will recognize a gain from the difference between a higher market price and the call strike price.
4.The Company executed Gold collar options, which consist of Gold put and call options with strike prices within the given range in 2021 and 2022. The Company will incur a loss from the difference between a higher market price and the call strike price. The Company will recognize a gain from the difference between a lower market price and the put strike price.
5.Quantities of barrels are in thousands.
6.Quantities of ounces are in thousands.
During the third quarter 2020, the Company executed zero cost collar option contracts based on the WTI benchmark, in the range of $33.80 to $50.00 per barrel, from January 2021 to July 2023 to hedge attributable fuel consumption related to the Côté Gold Project. These contracts represent approximately 90% of anticipated attributable fuel consumption during construction. The Company also hedged C$65 million of the Project’s Canadian dollar exposure at an average forward contract rate of $1.3604 from April 2023 to July 2023. These contracts represent approximately 6% of the attributable Canadian dollar capital expenditures on the Project.
Subsequent to the end of the third quarter 2020, the Company added to its gold hedge position for 2021 with a zero cost collar with strike prices of $1,600 to $2,505 per ounce on 28,000 ounces as well as a collar with strike prices of $1,700 to $2,800 per ounce on 50,040 ounces, for which a premium of $1.3 million was paid.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

RELATED PARTY TRANSACTIONS

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Sadiola Sulphide Project (LIBOR plus 2%)
Balance, beginning of the period	$—	$10.0	$—	$14.0
Repayments	—	—	—	(4.0)
Balance, end of the period	$—	$10.0	$—	$10.0
The Company has an interest bearing loan receivable from Sadiola at LIBOR plus 2% for the Sadiola Sulphide Project. The loan was extended in the fourth quarter 2016 and is to be repaid on the earlier of December 31, 2020 or, at such time as Sadiola has sufficient free cash flow. The Company reduced the carrying amount of the loan by $10.9 million in 2018 due to a decrease in the fair value of collateral. The outstanding loan balance of $10.0 million as at September 30, 2020 (December 31, 2019 - $10.0 million) was reclassified to assets held for sale as at December 31, 2019.
Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.
SHAREHOLDERS’ EQUITY

Number issued and outstanding (millions)	September 30, 2020	November 3, 2020
Common shares	473.8	473.8
Share options	4.7	4.7
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as at December 31, 2019 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2019 providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.
Since the December 31, 2019 evaluation, there have been no material changes to the Company's disclosure controls and procedures and their design remains effective.
INTERNAL CONTROL OVER FINANCIAL REPORTING
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of consolidated financial statements in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company’s internal control over financial reporting includes policies and procedures that:
•pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB;
•ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the consolidated financial statements.
An evaluation of the effectiveness of the Company’s internal control over financial reporting, including an evaluation of material changes that may have materially affected or are reasonably likely to have materially affected the internal controls over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted as of December 31, 2019 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management, including the CEO and the CFO, has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019.
There have been no material changes in the Company's internal control over financial reporting or in other factors that could affect internal controls during the third quarter 2020 and their design remains effective.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

LIMITATIONS OF CONTROLS AND PROCEDURES
The Company’s management, including the Chief Executive Officer and Chief Financial Officer believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
CRITICAL JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
The critical judgments, estimates and assumptions applied in the preparation of the Company's consolidated financial statements are reflected in note 4 of the Company's audited annual consolidated financial statements for the year ended December 31, 2019.
Qualified Person and Technical information
The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Senior Vice President, Exploration, IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.
Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news release disclosures either by the Company or the project operator as the case may be (see referenced news releases), and have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the project geologists and sawn in half with a diamond saw at the project site. Half of the core is typically retained at the site for reference purposes. Generally, sample intervals are 1.0 to 1.5 metres in length and reverse circulation holes are sampled at 1.0 metre intervals at the drill rig. Samples are prepared and analyzed at site for the Company's producing mines and at accredited regional laboratories for the Company's exploration projects, using analysis techniques such as standard fire assay with a 50 gram charge; fire assay with gravimetric finish, or LeachWELL rapid cyanide leach with fire assay with a 50 gram charge.
ADOPTION OF NEW ACCOUNTING STANDARDS

For a discussion of new accounting standards adopted, refer to note 3 of the Company’s consolidated interim financial statements.
RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks which could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found in this document.
The Company’s business activities expose it to significant risks due to the nature of mining, exploration and development activities. The ability to manage these risks is a key component of the Company’s business strategy and is supported by a risk management culture and an effective enterprise risk management (“ERM”) approach.
The Company’s view of risks is not static. An important component of its ERM approach is to ensure key risks which are evolving or emerging are appropriately identified, managed, and incorporated into existing ERM assessment, measurement, monitoring and reporting processes.
This section describes the principal risks and uncertainties that had an adverse effect on the Company's business, financial condition and/or results of operations during the third quarter 2020 and that are reasonably likely to affect them in the future.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

Global COVID-19 Crisis Update
The Company’s activities, including the operating sites, development and exploration projects, and corporate offices continue to be impacted by the uncertainty arising from the global COVID-19 crisis. The continuation of normal operating activities continues to be dependent on the evolution of the COVID-19 crisis, along with measures taken by various governments in response to the virus infections.
While the Company’s operations have not been materially affected during the quarter, the Company continues to actively monitor the situation and adjust its mitigation measures, as necessary, to ensure the safety of its personnel, local communities and assets. Some of the measures implemented to manage the COVID-19 crisis are expected to remain in place for the foreseeable future and could result in increased costs. As a result, the Company’s financial condition and/or results of operations may remain volatile as the COVID-19 crisis continues.
Project Development
The ability of the Company to sustain or increase its present levels of gold production is dependent in part on its development projects including the Côté Gold Project and the Boto Gold Project. Development projects are uncertain and capital cost estimates, projected operating costs, production rates, recovery rates, mine life and other operating parameters and economic returns may differ significantly from those estimated for the project.
As well, any of the following events, among others, could affect the profitability or economic feasibility of a project:
•the availability of funds to finance development activities;
•the ability of contractors to perform services in the manner contracted for;
•unanticipated adverse geotechnical conditions;
•incorrect data on which engineering assumptions are made;
•increase in costs of construction;
•government regulations including required permitting;
•fluctuations in foreign exchange rates; and
•accidents, labour actions and force majeure events.
In light of the significant capital requirement and resources allocated to manage the Côté Gold Project, the Company may have to limit the number and extent of other projects in the future, adversely affecting the potential timing of when those projects can be developed and/or put into production. As well, the inability to execute adequate governance over developmental projects can also have a major negative impact on project development activities.
Côté Gold Project development costs are primarily incurred in Canadian dollars while the company’s functional currency is US dollars. The Company has foreign currency hedges in place, however there can be no assurance that these hedging activities will be successful in mitigating any negative impact of exchange rate fluctuations on the project development costs.
Geo-Political risk
Given the global nature of the Company’s operations, the Company may not be able to accurately predict and mitigate the full impact of political, social and economic factors in the countries where it operates. The operating results and financial condition of the Company are subject to numerous external factors, which include factors such as political or economic instability, conflict, terrorism, hostage taking, military repression, illegal mining, social unrest, government or regulatory actions or inactions (including but not limited to changes in taxation, extreme fluctuations in currency exchange rates, inflation rates or other policies), delays in permitting or approvals, labour shortages and shutdowns, delays and disruption in supply chains, unstable legal systems or other unknown but potentially significant impacts.
The Company experienced increased artisanal and illegal mining activities in Suriname in the third quarter 2020, motivated in part by the historically high gold price and the deteriorating economic situation.
Existing legislation in Suriname is outdated with respect to the management of illegal miners and this, combined with lax enforcement of the current legislation, has a negative impact on the Company’s operations. It is difficult for the Company to control access to concessions due to the size of Rosebel operations and the geographical characteristics and topography of the site. The Saramacca project may be exposed to similar challenges.
Upcoming presidential elections in November 2020 in Burkina Faso may change the political, social and security landscape. A change of government may create political or economic instability and may lead to changes in direction in mining policy and laws which may negatively affect the Company’s operations in the country.
Labour Disruptions
During the second quarter 2020 there was a surge in COVID-19 infections in Suriname, and a number of personnel at Rosebel were diagnosed with COVID-19. The Company implemented additional protocols in response to these cases to enable quarantining, contact tracing, disinfection and increased physical distancing. Following a disagreement with the Company over the implementation of one of the safety measures, which would support physical distancing through the reduction of the number of people sharing accommodations, the Union chose to initiate a work stoppage on June 12, 2020, which required Rosebel to concurrently suspend operations. With confirmation and advice from the medical experts of the COVID-19 Outbreak Management Team of Suriname and explicit agreement with the Union, operations at Rosebel resumed on July 24, 2020. Given

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

the unforeseen conditions resulting from the COVID-19 crisis, there can be no assurance that the Company’s operations may not experience further work stoppages.
The Company is dependent on its workforce to extract and process minerals. A number of the Company’s employees are represented by labour unions under various collective labour agreements. The Company plans to negotiate a renewal of its collective agreement with the labour union at Rosebel, which expired on August 15, 2020. During the labour negotiations, the Company may not be able to prevent a strike or work stoppage. Any such strike or work stoppage could have an adverse effect on the Company's earnings and financial condition.
Geotechnical
Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo-mechanical factors. Underground workings, pit slopes, and other excavations may be subject to local or widespread geotechnical failure should the forces acting on the rock mass exceed the strength of that rock mass.
The Company employs internal geotechnical experts, external consultants and third party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and the complexity of these rock masses and large rock and soil civil structures, geotechnical failures still occur which could result in the temporary or permanent closure of all or part of a mining operation, injuries or fatalities of mine personnel or others, and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to recover from such geotechnical failures and the resulting damage.
The Westwood mine in Québec continues to experience seismic events. Subsequent to the quarter, Westwood experienced a seismic event on October 30 that has resulted in the temporary suspension of the mining operation while business recovery plans are being assessed. Extensive efforts are employed by the Company to prevent and anticipate further ground movement, however, there is no guarantee that an unexpected severe seismic event or strain burst would not reoccur which could impact the development and progression of production due to deep mining, rock strength, variability of the rock mass and regional seismic activity. The consequences of a seismic event depend upon the magnitude, location and timing of any such event. The Company may also experience a loss of Mineral Reserves or a material increase in costs, if it is necessary to redesign the mine as a result of a ground movement and could result in a material adverse effect on the Company's business, financial condition and/or results of operations.
RISKS GENERALLY
The Company is subject to various risks, known and unknown, arising from factors within or outside of its control. This section describes the principal risks and uncertainties that had an adverse effect on the Company’s business, financial condition and/or results of operations during the third quarter 2020 and that are reasonably likely to affect them in the future. For a comprehensive discussion of these and other risks at any time faced by the Company, refer to the Company’s latest AIF, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

NON-GAAP1 PERFORMANCE MEASURES

The Company uses certain non-GAAP financial performance measures in its MD&A, which are described in the following section.
GOLD MARGIN
The Company’s MD&A refers to gold margin per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold mines. The information allows management to assess how well the gold mines are performing, relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.
In periods of volatile gold prices, profitability changes with altering cut-off gold grades. Such a decision to alter the cut-off gold grade will typically result in a change to total cash costs per ounce, but it is equally important to recognize gold margins also change at a similar rate. While mining lower-grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine to maximize the total value of the asset going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.
Gold margin per ounce does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($/oz of gold)	2020	2019	2020	2019
Average realized gold price[1]	$1,908	$1,483	$1,747	$1,368
Total cash costs[2,3]	1,006	901	979	894
Gold margin	$902	$582	$768	$474
1Refer to page 30 for calculation.
2Refer to page 32 for calculation.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL
The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.
Net cash from operating activities before changes in working capital does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Adjusting items from non-cash working capital items and non-current ore stockpiles
Receivables and other current assets	15.3	(2.5)	19.9	(3.9)
Inventories and non-current ore stockpiles	(4.8)	(4.0)	16.7	12.7
Accounts payable and accrued liabilities	(7.2)	20.1	4.7	32.0
Net cash from operating activities before changes in working capital	$108.4	$65.4	$260.2	$141.3

__________________________
1 GAAP - Generally accepted accounting principles.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

MINE-SITE FREE CASH FLOW
Mine-site free cash flow is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate it's mine sites without reliance on additional borrowing or usage of existing cash.
Mine-site free cash flow does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Net cash from operating activities	$105.1	$51.8	$218.9	$100.5
Adjusting items:
Operating cash flow used by non-mine site activities	16.8	17.3	67.5	66.1
Cash flow from operating mine sites	$121.9	$69.1	$286.4	$166.6

Capital expenditures for property, plant and equipment	$60.6	$55.2	$186.3	$190.0
Adjusting items:
Capital expenditures from development projects and corporate	(18.7)	(9.3)	(45.4)	(27.1)
Capital expenditure from operating mine-sites	$41.9	$45.9	$140.9	$162.9

Mine-site free cash flow	$80.0	$23.2	$145.5	$3.7
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD
Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits.
Average realized gold price per ounce sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following table provides a reconciliation of average realized gold price per ounce sold to revenues as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Continuing operations
Revenues	$335.1	$274.4	$894.2	$771.9
By-product credit and other revenues	(0.8)	(0.6)	(2.5)	(1.5)
Revenues	$334.3	$273.8	$891.7	$770.4
Sales (000s oz)	176	184	511	563
Average realized gold price per ounce[1,2] ($/oz)	$1,908	$1,483	$1,747	$1,368
1Average realized gold price per ounce sold may not calculate based on amounts presented in this table due to rounding.
2Average realized gold price per ounce sold, consists of Essakane, Rosebel and Westwood on an attributable basis.
ADJUSTED NET EARNINGS (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS
Adjusted net earnings (loss) attributable to equity holders of IAMGOLD and adjusted net earnings (loss) attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes these measures better reflect the Company’s performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company’s underlying performance. These measures are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings (loss) attributable to equity holders of IAMGOLD represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

net earnings (loss) or cash flows as determined under IFRS.
The following table provides a reconciliation of loss before income taxes and non-controlling interests as per the Consolidated statements of earnings (loss), to adjusted net loss attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Earnings (loss) from continuing operations before income taxes and non-controlling interests	$1.6	$0.2	$13.9	$(53.7)
Adjusting items:
Loss on redemption of the 7% Senior Notes	22.5	—	22.5	—
Unrealized (gain) loss on embedded derivatives - prepayment options on 7% Senior Notes	17.0	(6.9)	12.0	(15.4)
Unrealized (gain) loss on embedded derivatives - Rosebel power purchase agreement	3.6	—	26.9	—
Realized and unrealized (gain) loss on warrants and time value of derivatives	11.7	(0.1)	12.4	(1.5)
Gain on establishment of the Rosebel UJV	—	—	(16.9)	—
Gain on sale of interest in Eastern Borosi property	(4.1)	—	(4.1)	—
Rosebel temporary suspension costs	7.9	—	16.0	—
COVID-19 expenses, net of subsidy[1]	10.4	—	17.8	—
Revised estimate for water tax settlement	1.0	—	7.2	—
Care and maintenance costs at Westwood[2]	—	—	5.2	—
Adjustment to depreciation and write-down of assets	0.5	2.5	1.0	10.4
Foreign exchange (gain) loss	(2.8)	5.3	1.2	7.6
Impairment charge	—	—	—	12.5
Changes in estimates of asset retirement obligations at closed sites	—	—	—	2.2
Normalization of costs at Westwood	—	13.2	—	29.5
Restructuring costs	—	—	—	3.2
	67.7	14.0	101.2	48.5
Adjusted earnings (loss) from continuing operations before income taxes and non-controlling interests	69.3	14.2	115.1	(5.2)
Income taxes	(9.3)	(8.6)	(27.2)	(13.9)
Tax on foreign exchange translation of deferred income tax balances	4.3	(2.1)	5.9	(2.0)
Tax impact of adjusting items	(8.3)	(8.9)	(18.0)	(10.8)
Non-controlling interests	(3.9)	(1.8)	(7.2)	(1.9)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD	$52.1	$(7.2)	$68.6	$(33.8)
Adjusted net earnings (loss) from continuing operations attributable to equity holders of IAMGOLD ($/share)	$0.11	$(0.02)	$0.15	$(0.07)
Including discontinued operations:
Net earnings from discontinued operations attributable to equity holders of IAMGOLD, net of tax	$—	$7.2	$—	$10.8
Adjusted items:
Loss on investment in Yatela	—	—	—	5.3
	$—	$7.2	$—	$16.1
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD	$52.1	$—	$68.6	$(17.7)
Adjusted net earnings (loss) including discontinued operations attributable to equity holders of IAMGOLD ($/share)	$0.11	$—	$0.15	$(0.04)
Basic weighted average number of common shares outstanding (millions)	473.8	468.0	471.9	467.9
1 COVID-19 expenses pertain to incremental costs incurred resulting from the impact of COVID-19 on the operations of the Company. Specifically, costs related to incremental labour, transportation, safety and other new operational measures and processes implemented to manage the impact of COVID-19. The COVID-19 expenses for the three and nine months ended September 30, 2020 of $10.4 million and $23.2 million, respectively, are presented net of total subsidy received by the Company of $nil and $5.4 million, respectively,
2 Care and maintenance costs at Westwood does not include subsidy received by the Company of $1.2 million, which is included in COVID-19 expenses, net of subsidy.
After adjusting reported net earnings for those items not considered representative of the Company's core business or indicative of future operations, the Company had adjusted net earnings attributable to equity holders of IAMGOLD in the third quarter 2020 of $52.1 million.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

TOTAL CASH COSTS PER OUNCE PRODUCED
The Company’s MD&A refers to total cash costs per ounce produced, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess their overall effectiveness and efficiency.
Total cash costs are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of gold and gold product suppliers, including leading North American gold producers. Although the Gold Institute ceased operations in 2002, the standard is still an accepted measure of reporting cash costs of gold production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. These costs are then divided by the Company’s attributable ounces of gold produced by mine sites in commercial production to arrive at the total cash costs per ounce produced.
The Company reports the measure for the Essakane, Rosebel and Westwood mines.
The measure, along with revenues, is considered to be one of the key indicators of a company’s ability to generate operating earnings and cash flow from its mining operations. Total cash costs does not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.
The following table provides a reconciliation of total cash costs per ounce produced for gold mines to cost of sales, excluding depreciation expense as per the consolidated interim financial statements.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except where noted)	2020	2019	2020	2019
Total Cash Costs
Cost of sales[1], excluding depreciation expense	$191.7	$181.7	$540.8	$541.2
Adjust for:
By-product credit, excluded from cost of sales	(0.8)	(0.6)	(2.5)	(1.5)
Stock movement	0.2	3.4	5.5	9.3
Revised estimate for water tax settlement	(1.0)	—	(7.2)	—
Time value of derivatives	(9.8)	—	(9.8)	—
Normalization of costs	—	(9.6)	—	(20.9)
Other mining costs	(8.1)	(5.8)	(18.0)	(16.7)
Cost attributed to non-controlling interests[2]	$(12.2)	$(12.1)	$(35.4)	$(36.3)
	$(31.7)	$(24.7)	$(67.4)	$(66.1)

Total cash costs[3]	$160.0	$157.0	$473.4	$475.1
Total attributable gold production (000s oz)	159	174	484	531
Total cash costs[3,4] ($/oz)	$1,006	$901	$979	$894
1As per note 31 of the Company’s consolidated interim financial statements.
2Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4Total cash costs per ounce produced may not calculate based on amounts presented in this table due to rounding.
ALL-IN SUSTAINING COSTS PER OUNCE SOLD
The Company believes, although relevant, the current total cash costs measure commonly used in the gold industry does not capture the sustaining expenditures incurred in producing gold, therefore, may not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. For these reasons, members of the World Gold Council (“WGC”) defined an all-in sustaining costs measure which better represents the costs associated with producing gold. The WGC is a non-profit association of the world's leading gold mining companies, established in 1987 to promote the use of gold.
The all-in sustaining costs (“AISC”) per ounce sold measure better meets the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. The definition of AISC, on an attributable basis, commences with cost of sales, excluding depreciation expense, and includes sustaining capital expenditures, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. Classified as sustaining capital are expenditures which are required to maintain existing operations, including sustaining capitalized stripping, underground mine

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020

development costs relating to producing areas, ongoing replacement of mine equipment and capital spares, tailings and other facilities, capitalized brownfield exploration costs and other capital expenditures.
This measure seeks to represent the cost of selling gold from current operations, and therefore does not include capital expenditures attributable to development projects or mine expansions, greenfield exploration expenses, income tax payments, working capital defined as current assets less current liabilities (except for inventory adjustments), items needed to normalize earnings, interest costs or dividend payments.
Consequently, this measure is not representative of all of the Company’s cash expenditures and is not indicative of the Company’s overall profitability. The calculation of AISC per ounce sold is based on the Company’s attributable interest in sales from its gold mines. The usage of an attributable interest presentation is a fairer and more accurate way to measure economic performance than using a consolidated basis. The Company reports the AISC per ounce sold measure on an attributable sales basis, compared with the Company’s current total cash costs presentation, which is on an attributable production basis.
The Company reports the measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.
AISC does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

	Three months ended September 30,		Nine months ended September 30,
($ millions, attributable, except where noted)	2020	2019	2020	2019
AISC
Cost of sales[1], excluding depreciation expense	$177.9	$168.8	$503.0	$503.6
Sustaining capital expenditures[1]	15.7	22.6	48.7	68.8
Sustaining lease principal payments	1.5	1.2	4.3	3.2
By-product credit, excluded from cost of sales	(0.8)	(0.6)	(2.5)	(1.4)
Revised estimate for water tax settlement	(0.9)	—	(6.5)	—
Time value of derivatives	(10.5)	—	(10.5)	—
Corporate general and administrative costs[2]	10.7	9.6	30.6	30.0
Environmental rehabilitation accretion and depreciation	1.9	2.2	6.0	6.6
Normalization of costs	—	(9.2)	—	(20.5)
	$195.5	$194.6	$573.1	$590.3

Attributable gold sales (000s oz)	162	171	474	523
AISC[3,4] ($/oz)	$1,206	$1,137	$1,209	$1,129
AISC excluding by-product credit[3,4] ($/oz)	$1,211	$1,141	$1,214	$1,131
1Includes Essakane and Rosebel at their attributable amounts of 90% and 95% respectively. Refer to note 31 of the consolidated interim financial statements for cost of sales of total gold mines, on a 100% basis, and refer to the capital expenditures table of the MD&A on page 12 for 2020 sustaining capital expenditures, on a 100% basis.
2Corporate general and administrative costs exclude depreciation expense.
3Consists of Essakane, Rosebel and Westwood on an attributable basis.
4AISC per ounce sold may not calculate based on amounts presented in this table due to rounding.

IAMGOLD CORPORATION
THIRD QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS – SEPTEMBER 30, 2020